10/2

07027060

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Michael Page Int'l plc

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

OCT 0 5 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05762 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT : 10/4/07

Company Registration No. 3310225

82-5162

RECEIVED

2007 OCT -2 P 12:24

AR/S
12-31-06

Michael Page International plc

Report and Financial Statements

31 December 2006

Deloitte & Touche LLP
London

This page contained pictures of our offices around the world

Australia

Belgium

Brazil

Germany

Holland

Ireland

Poland

Portugal

Russia

Sweden

Switzerland

United Arab Emirates

This page contained pictures of our offices around the world

Canada

China

France

Italy

Japan

Mexico

Singapore

South Africa

Spain

The Group has excellent growth prospects across all of its regions. We are particularly excited about the opportunities in North America and Continental Europe.

United Kingdom

USA

In just thirty years and from humble beginnings, Michael Page International has grown to become one of the world's best-known and respected recruitment consultancies. Today, we are proud to set the standard for specialist service within our profession, whilst maintaining a personal touch.

Highlights

Turnover £m


2006
649.1
2005
523.8
2004
433.7
2003
372.6
2002
383.6

Gross Profit £m


2006
348.8
2005
267.6
2004
210.6
2003
178.5
2002
192.6

Profit before tax £m


2006
97.0
2005
65.1
2004
38.9
2003
22.4
2002

Basic earnings per share (pence)


2006
19.6
2005
14.8
2004
2003
2002

Dividend per share (pence)


2006
6.0
2005
5.0
2004
4.0
2003
3.4
2002
3.4

Headcount at year end


2006
3,758
2005
2004
2,647
2003
2,359
2002
2,495

- Turnover up 23 9% to £649 1m (2005 £523 8m)
- Gross profit up 30 4% to £348 8m (2005 £267 6m)
- Operating profit up 46 4% to £97 4m (2005 £66 5m)
- £78 8m of cash generated from operations (2005 £65 4m)
- Gross profit from permanent placements up 33 9%
- Gross profit split between permanent and temporary placements was 75 25 (2005 73 27)
- Basic earnings per share up 32 4% to 19 6p (2005 14 8p)
- Diluted earnings per share 19 0p (2005 14 4p)
- 23 3m shares repurchased at a cost of £83 4m
- Proposed dividend up by 20 0% to 6 0p per share (2005 5 0p)

Creating a world-leading consultancy

Michael Page International is a world-leading specialist recruitment consultancy Growing entirely organically, rather than by mergers or acquisitions, we now have nearly 4,000 people in 133 offices in 23 countries worldwide.

Our specialist areas are Accounting, Tax and Treasury, Banking and Financial Services, Consultancy, Strategy and Change, Engineering & Manufacturing, Healthcare, Human Resources, IT & Technology, Legal, Marketing, Oil & Gas, Procurement & Supply Chain, Property & Construction, Retail & Hospitality, Sales, and Secretarial.

Our clients range from market leading multi-nationals to small and medium enterprises. In each case we tailor our services to provide a bespoke offering to meet our clients' needs whether permanent, contract, temporary or interim

This page contained a picture of Mexico City

MEXICO CITY, MEXICO

Opened in July 2006, this is our first office in Central America and is running Sales & Marketing, Finance & Accounting and Banking & Financial Services disciplines

This page contained a picture of Dubai

DUBAI, UNITED ARAB EMIRATES

Opened in July 2006, this is our first office in the Middle East The Dubai office covers the region and has had a successful start carrying out assignments in Dubai, Abu Dhabi, Saudi Arabia, Bahrain, Kuwait and Qatar It will be looking to at least double its headcount during the course of 2007 and will be investigating the potential for new offices in the region

Focusing on strategies that endure

Recruitment is a cyclical business. To counter this as much as possible, our strategy is to expand geographically – nationally and internationally – and broaden the disciplines to reduce the dependency on individual businesses or markets. We are always making long-term investment decisions to expand organically, growing existing and new teams, offices, disciplines and countries with a consistent team culture.

We underpin this drive by drawing upon the skills and experiences of proven Michael Page management and ensure we have the best, most experienced, home-grown talent in each key role. Culturally it is imperative that we are entrepreneurial, operate within a strict meritocracy, and are team-based, whereby consultants enjoy profit sharing arrangements rather than individual commissions. To achieve this, we place great emphasis on training our people, and invest heavily in technology to maximise both performance and delivery

The results over Michael Page's first 30 years confirm the success of our strategy.

After 10 years Michael Page had grown to 226 staff, 3 countries, 3 disciplines, £19m turnover and operating profit of £2.3m. 10 years later, 1996, the Group had expanded to 734 staff, 7 countries, 6 disciplines, £142m turnover and operating profit of £28 9m 10 years on, 2006, it has quadrupled with an average number of staff of 3,305, 23 countries, 14 disciplines, £649.1m turnover and an operating profit of £97.4m

So, whilst maintaining this consistent strategy, where will we be in another 10 years?

Finding solutions that are needed

Our clients have human resource requirements for qualified talent and the competition is becoming fiercer and more global. Our candidates have huge desires to further their professional careers. Between the two, we are there to ensure the best possible match, regardless of how specific a request may be.

The specialised and consultative approach we provide gives us an excellent reputation whereby clients and candidates are assured of maximum and mutual satisfaction.

Quality underpins everything we do. To deliver solutions consistently to such a high standard, we are fully committed to the ongoing training of all of our staff and the continued roll-out of superior systems and processes.

This page contained a picture of Moscow

MOSCOW, RUSSIA

Opened in October 2006, this is our second office in Eastern Europe after opening in Warsaw, Poland late in 2005 Currently eight consultants focus on positions in Finance & Accounting with a Banking team to be established shortly Market conditions can best be described as dynamic, challenging and very promising

This page contained a picture of Dublin

DUBLIN, REPUBLIC OF IRELAND

We opened our first office in Ireland in October 2006 Based in Dublin, we are initially concentrating on accountancy and banking appointments The first signs are very encouraging,with a vibrant economy, and a significant gap between demand and supply for specialised staff

Putting values that work at the heart of our business

There are five values that we believe contribute to our continued success These attributes are not only the essence of our brand, but can also be found in each and every valued employee of Michael Page International.

Pride: We take great pride in what we do. We're proud of the Company we work for and, most of all, proud of the people we work with.

Passion It's our passion to achieve the very best for our clients and candidates that drives us to outperform and beat the competition.

Resilience We know that successful consultants are not fazed by difficulty, but instead, turn it into an opportunity to demonstrate ability

Teamwork By teaming with each other and with clients we improve the quality of decision-making and increase the likelihood of success.

Fun: Though serious about our work, we're extremely sociable and enjoy celebrating our success together.

Being recognised for setting the standard

A growing number of initiatives and awards are testament to our commitment to delivering quality We have been voted one of Britain's strongest B2B Superbrands since 2000, were voted into the Sunday Times 100 Best Companies to work for in 2005 and 2006, and voted one of Britain's Top Employers in 2005 by the Guardian.

Our growing reputation isn't confined to the UK's shores Overseas, the Boston Business Journal has voted us one of the "Best Places to Work in Massachusetts" and Crain's has named us as one of the Top 10 recruiters in New York City. In 2005, in Australia, we picked up the title of "Temporary Recruiter of the Year" in the Fairfax Employment Marketing Awards.

While this external recognition is warmly welcomed, we are also keen to celebrate some of our own internal initiatives.

Within our business we vigorously promote a culture of diversity. Our clients expect us to propose candidates for their workforce that have a healthy range of attitudes and characteristics that reflects fairly the society we live in. To this end, we have our own internal diversity policy that is communicated to all employees

We also participate in the Interbank Diversity Forum, striving to ensure that we offer our clients the most qualified candidates on the basis of their relevant aptitudes, skills and abilities and that those candidates are drawn from diverse backgrounds, and by working with organisations like Global Graduates and Race for Opportunity (Rf0) we advance ideas and explore issues on the diversity agenda.

This page contained a picture of Johannesburg

JOHANNESBURG, SOUTH AFRICA

Michael Page started this operation on 1 August 2006, focusing on finance Our team of 10 has already made excellent progress and the South African market is reacting extremely well to the Michael Page approach

Chairman's Statement

I am delighted to report on another year of tremendous growth for the Group with record levels of turnover and profits At the beginning of April, Steve Ingham was appointed Chief Executive and under his stewardship we have continued our strategy of growing organically, with start-ups in five new countries, opening and expanding offices in our established countries and broadening the disciplines in existing markets

The Group has many opportunities to continue its growth and is particularly well positioned with its strong brand, international network of offices, multi-discipline offering and, above all, its high quality management and staff

Financial highlights

Turnover for the year ended 31 December 2006 increased 23 9% to £649 1m (2005 £523 8m) Gross profits grew by 30 4% to £348 8m (2005 £267 6m) Gross profits from permanent placements grew more rapidly than from temporary placements This movement in business mix, together with an increase in margins on temporary placements, contributed to an increase in gross margin to 53 7% (2005 51 1%) Given the Group's high operational gearing, combined with management's close attention to costs, operating profits increased by 46 4% to a record £97 4m (2005 £66 5m)

Profit before tax was £97 0m (2005 £66 1m) and basic earnings per share increased by 32 4% to 19 6p (2005 14 8p)

Dividends and share repurchases

With strong growth in earnings, it is the Board's intention to continue its policy of continually reviewing the annual dividend with a view to maintaining it at a level which it believes is sustainable throughout economic cycles Cash generated in excess of these levels will continue to be returned to shareholders through share repurchases

With the strong growth in profits, earnings and cash generation, the Board is recommending an increase in the total dividend per share for the year of 20% A final dividend of 4 2p (2005 3 5p) per share is proposed which, together with the interim dividend of 1 8p (2005 1 5p) per share paid in October, makes a total dividend for the year of 6 0p (2005 5 0p) per share The final dividend will be paid on 5 June 2007 to those shareholders on the register at 4 May 2007 The total dividend is covered 3 3 times by basic earnings per share of 19 6p

We continued to make share repurchases throughout 2006 acquiring 23 3m shares for £83 4m, including related expenses, at an average price per share of 355 8p At the Annual General Meeting on 23 May 2007, we will be seeking shareholders' consent for a renewal of the authority to repurchase up to 10% of the issued shares

Employees

I wish to express my thanks to the staff worldwide for their commitment, loyalty and efforts throughout the year which has delivered this outstanding performance

Board of Directors

On 6 April 2006, Steve Ingham was formally appointed as Chief Executive, succeeding Terry Benson who announced his decision to retire as Chief Executive in December 2005

Steve Ingham, who has been with the Group for 20 years, has been a member of the senior management for much of that time and a key contributor in establishing the current Group strategy

Prospects

The Group has excellent growth prospects across all of its regions We are particularly excited about the opportunities in North America where, having already successfully established a foot-hold, we will continue to roll-out our strategy In Continental Europe, market deregulation will continue to have a positive impact on our business With its strong brand, international network of offices, multi-discipline offering and, above all, its high quality management and staff, Michael Page is well positioned in all of its markets

We will make a statement in respect of our trading for the first quarter on 5 April 2007

Sir Adrian Montague CBE

Chairman

28 February 2007

Chief Executive's Review

2006 was another very strong year for Michael Page and I am delighted to report an excellent set of results, my first as Chief Executive of the Group These results reflect not only the efforts put in during the year, but also the decisions made in earlier periods which laid the foundations to achieve these record numbers It always has been, and will continue to be, our intention to take decisions and make investments for the longer-term benefit of our stakeholders These decisions and investments may impact the profits reported in an individual period, but, we believe, they will deliver greater returns over the longer-term

Staff and office numbers

We have made a number of new investments during 2006, opening in five countries, hiring new staff, opening and expanding offices and continuing the discipline roll-outs At the end of the year, the Group had 3,758 (2005 2,926) fee generating and support staff, operating from 133 (2005 118) offices in 23 (2005 18) countries

United Kingdom

In the UK, turnover increased by 15 9% to £312 4m (2005 £269 6m) and gross profit by 20 3% to £155 8m (2005 £129 5m) Operating profits were £44 3m (2005 £31 9m), an increase of 38 6%

The gross profits of the Finance and Accounting businesses of Michael Page Finance, Michael Page Financial Services and Accountancy Additions, which generated 54% of UK gross profit, were 14% higher than in 2005 with both permanent and temporary recruitment fees growing well Michael Page Finance, the largest of the three businesses, opened offices in Sheffield and, in January 2007, Leicester Michael Page Financial Services had a very strong year of growth and now accounts for around 10% of UK gross profits Accountancy Additions, which specialises in part-qualified and clerical accounting positions, continued to expand its office network from 32 to 35 locations with new offices in Peterborough, Sheffield and Cardiff We have a medium-term goal of building the network towards 50 offices by 2010

The combined gross profits of Michael Page Marketing, Michael Page Sales and Michael Page Retail, were 13% higher than in 2005 and combined represented 21% of the UK gross profit The Marketing and Sales businesses, which operate from 8 locations, produced strong growth from all industry sectors Despite the continuing tough conditions on the High Street, Retail, the smallest of the three businesses, still achieved year-on-year growth

Michael Page Legal, Michael Page Technology, Michael Page Human Resources and Michael Page Secretarial achieved strong growth of 44% and combined represent 15% of UK gross profit Legal grew strongly both in London and the regions with new teams being added in Liverpool and Guildford Human Resources now operate from 7 locations having opened in Leeds Secretarial, which operates from a single office in London, had a very successful year Technology, the smallest of the four businesses, operating only in London, has achieved good growth and in January 2007 opened a second location in Weybridge

The more recently created Michael Page Engineering & Manufacturing, Michael Page Procurement & Supply Chain and the newly launched Michael Page Property and Construction grew at over 40% and now represent 5% of UK gross profit The potential for all of these businesses is significant and we are investing heavily in them, adding headcount and opening in new locations

We also had an outstanding year in Scotland growing gross profit by 62%, adding fee earners to the existing disciplines, as well as launching Legal and Human Resources Scotland now represents 4% of UK gross profit

Continental Europe, Middle East and Africa (EMEA)

Turnover in EMEA for the year increased by 40 1% to £223 0m (2005 £159 2m) and gross profit increased by 46 9% to £126 6m (2005 £86 1m) As a result of the increased revenue and high operational gearing, the region produced an increase of 75 7% in operating profit at £34 2m (2005 £19 4m)

In France (38% of EMEA), our second-largest and most established business after the UK, gross profit increased by 22% As a result of the "Borloo" law in France we have restructured our businesses Page Personnel, which was purely a temporary placement business, can now make permanent placements, some of which in the past would have been made by Michael Page The businesses were restructured during the second half of 2006, with Page Personnel now making temporary and permanent placements from middle-management positions and below Michael Page still only does permanent placements, but now concentrates on middle-management positions and above We have established Michael Page Interim to service senior level temporary positions

Elsewhere in the region, collectively our businesses achieved gross profit of 68% In Holland (19% of EMEA), Germany (12% of EMEA) and Spain (11% of EMEA) our businesses grew by over 60% We have also achieved strong growth in Belgium, Italy, Poland, Portugal, Sweden and Switzerland In each of these countries we added additional staff, expanded existing or opened new offices and continued the roll-out of disciplines

In addition, we launched businesses in four new countries where we saw significant scope for longer-term growth We opened offices in Moscow, Johannesburg, Dubai and, at the end of October 2006, Dublin These offices were all opened with experienced senior Michael Page management and we have quickly added additional staff with all offices generating gross profits in 2006

The growth in 2006 has been partly achieved by utilising spare capacity and partly by investment The better utilisation of capacity is reflected in the operating profits increasing by 75 7% from an increase in gross profit of 46 9% There is now little spare capacity remaining in the businesses and we will continue to invest sensibly to exploit the numerous growth opportunities that remain

Asia Pacific

In the Asia Pacific region, turnover was 8 9% higher at £83 6m (2005 £76 7m), gross profit was 15 2% higher at £45 0m (2005 £39 0m) and operating profit increased 21 0% to £17 1m (2005 £14 1m)

In Australia (58% of Asia Pacific) gross profit grew by 5 2% and operating profit increased by 5 6% The weak performance in the fourth quarter of 2005 when the business was impacted by an IT implementation continued during the first half of 2006 Following a review of the business a number of management and structural changes were implemented These changes were completed at the end of the third quarter While the full benefits of these changes are expected to become evident as we progress through 2007, we were encouraged by the 16 8% growth in fourth quarter gross profits

In Hong Kong, Shanghai, Tokyo and Singapore, we achieved another year of substantial gross profit growth with all locations growing at or above 30% During the year, we have expanded the office in Shanghai and at the end of the year opened an office in Sha Tin which will allow us to penetrate more effectively the market in the New Territories and across the border in Southern China, particularly the Pearl River Delta

The Americas

Turnover for the region was 64 3% higher at £30 1m (2005 £18 3m), gross profit increased by 66 8% to £21 5m (2005 £12 9m) and operating profit increased 81 4% to £1 9m (2005 £1 0m)

In North America, following our rapid expansion to seven offices, we consolidated our presence by significantly increasing the staff in existing locations and launching new disciplines Having previously focused only on Finance and Accounting, and Banking we started Sales, Marketing, Human Resources, Engineering, and Procurement & Supply Chain, initially in one office These disciplines will be rolled-out to the existing network of offices in 2007 We have also invested further in our senior management in North America, with a number of experienced transfers, creating a regional structure to capitalise on the size of the opportunity This structure will enable us to expand further with a new office already opened in Hartford, Connecticut in January 2007 and others planned for later in the year This scale and pace of investment will of course have some impact on the operating margin we generate from the region in the short-term However, we believe structurally, in the medium-term, we can achieve margins similar to those we generate in the UK and EMEA

We are extremely pleased with our continued development in Latin America In Brazil, we achieved another very successful year growing headcount and expanding the São Paulo and Rio de Janeiro offices, as well as opening a third office in Campinas In the second half of the year, we opened in Mexico City, starting with Finance and Accounting, Banking, and plan to start another discipline during the first quarter of 2007 Latin America provides another tremendous opportunity for the Group to expand and we now have some highly-talented, home-grown, experienced staff that can drive this growth

Strategy

Having worked for Michael Page for 20 years and been a significant contributor to the development of the Group's strategy, my appointment reinforces the intention to maintain that strategy I have, and will, continue to place great emphasis on the key components of the strategy and where appropriate accelerate the pace of implementation For instance, communication across the Group and between the regions has considerably improved with the establishment of an Executive Committee We will continue to expand organically, gradually diversifying and reducing the dependency upon any single geographic market or individual discipline

Investment in 2007

We have made significant investment in 2006, opening in five new countries and increasing headcount by 28% to 3,758 We plan further expansion in 2007, with headcount expected to increase by 21% to around 4,550 by the end of the year Whilst this investment will be across all regions, the most significant in terms of senior management, office openings and headcount, will be in North America and Northern Europe where we see the greatest opportunities The investments we have made, and plan to make, will increase the 2007 pre-bonus cost base to approximately £260m including all share-based charges

Outlook

The outlook for Michael Page is highly encouraging We are currently experiencing favourable trading conditions in all the regions in which we operate During 2006, we invested heavily and this will continue in order to capitalise on the numerous opportunities for future medium and longer-term growth

We have an exceptional pool of ambitious and talented people in the Group, in particular at the senior management level, with the expertise and skills required to launch new businesses successfully, and who are highly motivated to build on our success

With the current near-term economic outlook looking relatively favourable, I am confident of reporting further progress during 2007

Steve Ingham
Chief Executive
28 February 2007

Finance Director's Review

Income statement

Turnover

2006 was another successful year for the Group with all regions delivering strong growth Turnover for the year increased by 23 9% to £649 1m (2005 £523 8m) Turnover from temporary placements increased by 17 1% to £372 7m (2005 £318 3m) and represented 57 4% (2005 60 8%) of Group turnover Turnover from permanent placements was £276 3m (2005 £205 5m), an increase of 34 5%

Gross profit

Gross profit for the year increased by 30 4% to £348 8m (2005 £267 6m) representing an overall gross margin of 53 7% (2005 51 1%) The percentage increase in gross profit is greater than the increase in turnover due primarily to the higher proportion of gross profit derived from permanent placements in 2006, together with a higher volume of temporary placements at a slightly higher gross margin Gross profit from temporary placements was £87 8m (2005 £72 6m) and represented 25 2% (2005 27 1%) of Group gross profit The gross margin achieved on temporary placements was 23 6% (2005 22 8%)

Operating profit

As a result of the Group's organic growth strategy, tight control on costs and profit-based bonuses, we have a business which is operationally geared as evidenced by the 46 4% increase in operating profits from a 30 4% increase in gross profit

This strategy means the Group incurs start-up costs and operating losses as investments are made to grow existing and new businesses, by opening new offices or launching in new countries The Chief Executive's review describes a number of these investments including new businesses in Russia, Mexico, South Africa, the United Arab Emirates and the Republic of Ireland

As a result of the increased numbers of staff and offices, plus start-up costs and higher bonuses due to the increased profits, administrative expenses in the year increased by 25 1% to £251 5m (2005 £201 1m) Administrative expenses also includes a £4 6m charge (2005 £2 9m) in respect of executive share option schemes, the increase over the 2005 charge being largely due to the impact of employers' social charges as a consequence of the 68% increase in the share price from 270p at the end of 2005 to 452 25p at the end of 2006

The Group's largest category of expenditure, approximately 75%, is the remuneration of our consultants and support staff Headcount of the Group was 2,926 at 1 January 2006 and increased during the year by 28% to 3,758 consultants and support staff One of the anticipated benefits of the roll-out of our new recruitment system, which started in 2003 and was completed in 2005, was a reduction in the ratio of support staff to fee earners The proportion of support staff has reduced from 36% in 2003 to 26% in 2006

Net interest

While we started the year with net cash of £13 1m, there is a substantial cash outflow in January every year as fourth-quarter and annual bonuses are paid, and as the profits increased by 46% the bonuses have increased by a similar proportion We aim to manage the balance sheet with a broadly neutral cash/debt position using surplus cash to repurchase shares and, as necessary, drawing on borrowing facilities As a consequence, a net interest charge similar to last year was incurred of £0 4m (2005 £0 4m)

Taxation

Tax on profits was £31 5m (2005 £16 5m), representing an effective tax rate of 32 5% (2005 25 0%) The rate is higher than the UK Corporation Tax rate of 30% due to disallowable items of expenditure and profits being generated in countries where the corporate tax rates are higher than 30% The effective rate was lower in 2005 as a result of utilising and recognising tax losses incurred in earlier years

Share repurchases and share options

During the year, 23 3m shares were repurchased at an average price of 355 8p These shares have all been cancelled

At the beginning of 2006, the Group had options outstanding over 38 1m shares, 21 2m of which were granted at the time of the IPO in 2001, the balance being accumulated by annual grants since 2001 with a further grant of 2 1m shares during the year under review In 2006, on achieving performance targets, 27 3m share options vested, including 15 9m of the IPO grant referred to above At 31 December 2006, option holders had exercised 23 9m of these share options At the end of 2006, 14 5m share options remain outstanding of which 3 5m have vested, but not yet been exercised by option holders

Earnings per share and dividends

In 2006, basic earnings per share were 19 6p (2005 14 8p) and diluted earnings per share were 19 0p (2005 14 4p) The weighted average number of shares for the year was 334 7m (2005 336 3m) reflecting the impact of the shares repurchased during the year and the new shares issued to satisfy option exercises

An increase in the final dividend to 4 2p (2005 3 5p) per ordinary share has been proposed which, together with the interim dividend of 1 8p (2005 1 5p) per ordinary share, makes a total dividend for the year of 6 0p (2005 5 0p) per ordinary share, an increase of 20% The proposed final dividend, which amounts to £13 9m, will be paid on 5 June 2007 to those shareholders on the register as at 4 May 2007

Balance sheet

The Group had net assets of £80 4m at 31 December 2006 (2005 £68 9m) The increase in net assets principally relates to the profit of £65 4m, the credit relating to share schemes of £12 4m and the exercise of share options of £38 2m, offset by share repurchases of £83 4m and dividends paid of £18 1m

Our capital expenditure is driven primarily by two main factors headcount, in terms of office accommodation and infrastructure, the maintenance and enhancement of our IT systems Capital expenditure, net of disposal proceeds, increased to £8 7m (2005 £6 8m) reflecting the 28% increase in headcount and the opening and expansion of a number of offices

The most significant item in the balance sheet is trade receivables which were £118 2m at 31 December 2006 (2005 £82 7m) representing debtor days of 55 (2005 49 days)

Cash flow

At the start of the year, the Group had net cash of £13 1m

During the year, the Group generated net cash from operating activities of £78 8m (2005 £65 4m) being £103 8m (2005 £72 7m) of EBITDA, an increase in working capital requirements of £28 7m (2005 £8 5m) and movements in provisions of £0 4m (2005 £0 6m)

The principal payments have been

- £8 7m (2005 £6 8m) of capital expenditure, net of disposal proceeds, on property, infrastructure, information systems and motor vehicles for staff,
- taxes on profits of £21 7m (2005 £10 1m),
- dividends of £18 1m (2005 £14 4m), and
- share repurchases of £83 4m (2005 £34 2m)

£38 2m (2005 £nil) was received in the year from the issue of new shares to satisfy share option exercises

At 31 December 2006, the Group had net debt of £3 6m

Treasury management and currency risk

It is the Directors' intention to continue to finance the activities and development of the Group from retained earnings, and to operate the Group's business while maintaining the cash/debt position within a relatively narrow band Cash generated in excess of these requirements will be used to buyback the Company's shares for which renewal of the existing general authority is being sought at the forthcoming Annual General Meeting

Cash surpluses are invested in short-term deposits with any working capital requirements being provided from Group cash resources, Group facilities, or by local overdraft facilities

The main functional currencies of the Group are Sterling, Euro, US Dollar and Australian Dollar The Group does not have material transactional currency exposures, nor is there a material exposure to foreign-denominated monetary assets and liabilities The Group is exposed to foreign currency translation differences in accounting for its overseas operations although our policy is not to hedge this exposure

Key Performance Indicators ("KPIs")

Financial and non-financial key performance indicators (KPIs) used by the Board to monitor progress are listed in the table below Certain of these indicators are used in the appraisal of senior management on a global basis The source of data and calculation methods year-on-year are on a consistent basis This is the first year this information has been presented

KPI	2006	2005	Definition, method of calculation and analysis
Job count data	35,336	24,496	Represents the number of live jobs on the Michael Page website It is not necessarily an indication of the financial performance or prospects of Michael Page International and should not be considered in isolation; the "global" figure does not include all business lines (Accountancy Additions and Page Personnel vacancies are not included) Source Internal data
Gross margin	53 7%	51 1%	Gross profit as a percentage of revenue Gross margin has slightly improved on last year as a result of the mix of permanent and temporary placements and improvements in the gross margins on temporary placements. Source Consolidated income statement in the financial statements.
Conversion	27 9%	24 9%	Operating profit as a percentage of revenue showing how effective the Group is at controlling the costs and expenses associated with its normal business operations and the level of investment for the future Conversion has improved over last year as a result of better utilisation of existing capacity, and improved pricing Source Consolidated income statement in the financial statements
Productivity (revenue per fee earner)	£126 2k	£129 0k	Represents how productive fee earners are in the business and is calculated by dividing the gross profit for the year by the number of fee earners and directors at the year end The higher the number, the higher their productivity Productivity is a function of the rate of investment in new fee earners, the impact of pricing and the general conditions of the recruitment market. Source Consolidated financial statements.
Fee earner support staff ratio	74 26	71 29	Represents the balance between operational and non-operational staff The movement this year demonstrates faster growth in fee earners in relation to support staff Source Internal data
Return on capital employed (ROCE)	119 4%	95 2%	A measure of the returns that a company is making from its capital. Calculated as profit before interest, tax and dividends, divided by total assets less current liabilities The ratio shows how efficiently capital is being used to generate revenue Source Consolidated financial statements
Current ratio	1 3	1 4	This ratio is derived by dividing current assets by current liabilities, and is a good indicator of a company's ability to meet short-term debt obligations, the higher the ratio, the more liquid the company is. The current ratio is in line with our expectations and broadly consistent with last year Source Consolidated financial statements.

We achieved a higher level of organic operating profit growth than gross profit growth as a result of our high operational gearing The decrease in productivity is as a result of the large increase in headcount particularly in the second half of the year, as new fee earners can take a number of months to become fully productive Our ROCE increased this year with the current ratio remaining broadly in line with expectations These are important measures of our creation of value for shareholders The increase in the ratio of number of fee earners to the number of support staff has increased as a result of efficiencies made from enhancing our IT systems Further discussion of the Group's financial performance can be found on pages 16 to 25

Principal risks and uncertainties

The management of the business and the execution of the Company's strategy are subject to a number of risks The following section comprises a summary of what Michael Page International plc believes are the main risks that could potentially impact the Group's operating and financial performance

People

To continue to attract, train and retain high calibre individuals who are key to achieving these objectives The resignation of key individuals and the inability to recruit talented people with the right skill-sets could adversely affect the Group's results This is further compounded by the Group's organic growth strategy and its policy of not externally hiring senior positions Mitigation of this risk is achieved by succession planning, training of staff, competitive pay structures linked to the Group's results and career progression

Economic cycle

Recruitment is largely driven by economic cycles and the levels of business confidence The Board looks to reduce the cyclical risk by expanding geographically, by increasing the number of disciplines, by building part-qualified and clerical businesses and by continuing to build the temporary business

Competition

The Group operates in a highly competitive market around the world If the Group does not continue to compete in its market effectively by hiring new staff, opening and expanding offices and continuing the discipline roll-outs, there is a risk that our competitors may beat us to key strategic opportunities, which may result in lost business and a reduction in market share This risk is mitigated by meetings of the Main Board and Executive Committee where Group strategy is continually reviewed and discussed

Technology

To utilise new technology or enhance existing technology to support the opening of new offices and the roll-out of new disciplines around the world Due to the rapid advancement of technology, there is a risk that systems could become outdated with the potential to affect efficiency and have an impact on revenue and client service This risk is mitigated by the appointment of a new Chief Information Officer in 2005 to oversee all IT strategy and innovation to support the wider business strategy

Legal risks

The Group operates in a large number of jurisdictions which have varying legal and compliance regulations In order to reduce the legal and compliance risks, fee earners and support staff receive regular training and updates of changes in legal and compliance requirements

Stephen Puckett
Group Finance Director
28 February 2007

Board of Directors

Sir Adrian Montague CBE (59)

Non-Executive Chairman

Sir Adrian Montague is Non-Executive Chairman of British Energy plc, Friends Provident plc and Infrastructure Investors Limited From 1997 to 2001 he held senior posts concerned with the implementation of the Government's policies for the involvement of the private sector in the delivery of public services, first as Chief Executive of the Treasury Taskforce and then as Deputy Chairman of Partnerships UK plc He was Deputy Chairman of Network Rail from 2001 to 2004 and Non-Executive Chairman of Cross London Rail Links Limited from 2004 to 2005 He spent his early career as a solicitor with Linklaters & Paines before joining Kleinwort Benson in 1994 Sir Adrian is also a Non-Executive Director of CellMark AB, the pulp and paper marketing company based in Gothenburg and of London First, and a Director and trustee of The Waterways Trust He was awarded a CBE in 2001 and a knighthood in 2006

Steve Ingham (44)

Chief Executive

Steve Ingham joined Michael Page in 1987 as a consultant with Michael Page Marketing and Sales He was responsible for setting up the London marketing and sales businesses and was promoted to Operating Director in 1990 He was appointed Managing Director of Michael Page Marketing and Sales in 1994 Subsequently he took additional responsibility for Michael Page's Retail, Technology, Human Resources and Engineering businesses He was promoted to the Board as Executive Director of UK Operations in January 2001, and subsequently to Managing Director of UK Operations in May 2005 He was appointed Chief Executive on 6 April 2006

Stephen Box (56)

Independent Non-Executive Director,
Senior Independent Director

Stephen Box qualified as a Chartered Accountant at Coopers & Lybrand where he spent more than 25 years, 15 of these as a partner From August 1997 to November 2002 he was Finance Director of National Grid He is a member of the Financial Reporting Review Panel, a Non-Executive Director of Thames Water Utilities Ltd (TWUL) and Wales and West Utilities Ltd (WWU) Stephen has experience of Audit Committees as a partner at Coopers & Lybrand, as an Executive Director of National Grid attending Audit Committees, and as a Non-Executive Director chairing the Audit Committees of TWUL and WWU, and formerly of South East Water Limited He was appointed a Non-Executive Director of Michael Page International plc on 27 February 2001 He is chairman of the Audit Committee and is a member of the Remuneration and Nomination Committees

Charles-Henri Dumon (48)

Managing Director – Europe and The Americas

Charles-Henri Dumon joined Michael Page in 1985 and was appointed a Director in 1987 Since then he has had full responsibility for the Group's operations in France and has managed the Group's entry into Southern Europe and South America He was appointed Managing Director for all Michael Page's Continental European and South American businesses in January 2001 His responsibilities were increased to include North America in January 2006

Tim Miller (49)

Independent Non-Executive Director

Tim Miller was appointed to the Board on 15 August 2005 and became Chairman of the Remuneration Committee on 16 September 2005 He is also a member of the Audit and Nomination Committees Tim has wide experience in human resources and has held a number of senior HR and business roles in the information technology, retail and pharmaceutical sectors He is currently a Director of Standard Chartered Bank, responsible for HR, Corporate Real Estate, Corporate Secretariat, Compliance and Regulatory Risk, Internal Audit and Legal

Stephen Puckett (45)

Group Finance Director

Stephen Puckett qualified as a Chartered Accountant with BDO Binder Hamlyn He joined Wace Group plc in 1988 as Director of Corporate Finance, subsequently being promoted to Group Finance Director in 1991 He was Group Finance Director of Stat Plus Group plc in 2000, and appointed Group Finance Director of Michael Page International plc in January 2001 He was a Non-Executive Director of SHL Group Plc from 2004 to 2006

Hubert Reid (66)

Independent Non-Executive Director

Hubert Reid is Chairman of Enterprise Inns plc and of the Midas Income and Growth Trust PLC and Deputy Chairman of Majedie Investments PLC He was previously Managing Director and then Chairman of the Boddington Group plc, a Non-Executive Director and then Chairman of Ibstock Plc, Bryant Group plc and the Royal London Group He was appointed a Non-Executive Director of Michael Page International plc on 25 February 2003 He is a member of the Audit, Remuneration and Nomination Committees

EXECUTIVE COMMITTEE

In addition to the Executive Directors, the Executive Committee comprises Gary James (Regional Managing Director - Asia Pacific) and Andrew Wayland (Chief Information Officer)

Gary James (45)

Regional Managing Director – Asia Pacific

Gary James joined Michael Page Finance in London in 1984 He was appointed Director of Michael Page Sales & Marketing in 1994, Managing Director of Michael Page Marketing in 1997 and transferred to America in 2002 as Managing Director of North America He was appointed Managing Director of the Asia Pacific region in August 2006

Andrew Wayland (40)

Chief Information Officer

Andrew Wayland was the UK IT Business Management Director of PricewaterhouseCoopers where he worked for over 10 years in the internal IT functions He brings extensive experience in establishing IT strategy and innovation to support the wider business strategy, and integrating technology teams He was appointed Chief Information Officer of Michael Page in December 2005

Directors' Report

Principal activity and review of the business and future developments

The Group is one of the world's leading specialist recruitment consultancies The Group's trading results are set out in the financial statements on pages 48 to 73 Details of the Group's strategy, outlook and review of operations are described in the Chairman's Statement, Chief Executive's Review and Finance Director's Review on pages 16 to 27

Enhanced Business Review

The Company is required to set out in this report a fair review of the business of the Group during the financial year ended 31 December 2006 and of the position of the Group at the end of that financial year, together with a description of the principal risks and uncertainties facing the Group (known as an Enhanced Business Review)

The information that fulfils the requirements of this Review can be found in the following sections of the Annual Report

Review of operations	page 18 to 21
Strategy	page 21
Key performance indicators	page 26
Future outlook	pages 17 and 21
Risks and uncertainties	page 27
Financial review	page 22 to 27
Corporate responsibility	page 31 to 33

Directors and Interests

The following were Directors during the year and held office throughout the year other than as shown below

Sir Adrian Montague CBE† (Chairman)

Steve Ingham (Chief Executive)

Terry Benson (resigned 6 April 2006)

Stephen Box†*

Charles-Henri Dumon

Tim Miller†

Stephen Puckett

Hubert Reid†

† Non-Executive Directors

* Senior Independent Director

In accordance with the Company's Articles of Association, Sir Adrian Montague, Charles-Henri Dumon and Stephen Box will retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election

Biographical details for all the current Directors are shown on pages 28 and 29

The beneficial interests of Directors in office at 31 December 2006 in the shares of the Company at 31 December 2006 and at 27 February 2007 are set out in the Remuneration Report on pages 42 to 43

All of the Executive Directors are deemed to have an interest in the ordinary shares held in the Employee Benefit Trust and its subsidiaries

Results and dividends

The profit for the year after taxation amounted to £65 4m (2005 £49 6m)

A final dividend for 2005 of 3 5 pence per ordinary share was paid on 2 June 2006 An interim dividend of 1 8 pence per ordinary share was paid on 12 October 2006 The Directors recommend the payment of a final dividend for the year ended 31 December 2006 of 4 2 pence per ordinary share on 5 June 2007 to shareholders on the register on 4 May 2007 which, if approved at the Annual General Meeting, will result in a total dividend for the year of 6 0 pence per ordinary share (2005 5 0 pence)

Share capital

The authorised and issued share capital of the Company are shown in Note 18 to the financial statements

At the Annual General Meeting held on 27 May 2006 the Company renewed its authority to make market purchases of its own ordinary shares up to a maximum of 10% of the issued share capital

During the year, the Company purchased 23 3m shares which were immediately cancelled The nominal value of these shares was £0 2m and represented 7 0% of the issued share capital The shares were purchased for a consideration of £83 4m including expenses 23 9m shares were also issued to satisfy share options exercised during the year

Substantial shareholdings

Fig.1 Substantial Shareholdings

Holder	Number of ordinary shares	% of issued share capital
Capital International Limited	29,920,612	8 98
JP Morgan	22,799,873	6 84
AXA Investment Managers UK Limited	16 305,201	4 89
Barclays plc	16,223,821	4 87
Legal & General	12,780,166	3 83
Aegon UK Plc	10,350,000	3 10

As at 26 February 2007, the Company has been notified of the interests held in more than 3% of the issued share capital of the Company as shown in Fig 1 above

Corporate social responsibility (CSR)

The Board recognises its responsibilities in respect of social, environmental and ethical (SEE) matters, with the Chief Executive having Board responsibility for Group Environmental Management The Directors continually monitor all risks to the Group's businesses, including SEE risks, which may impact the Group's short and long-term value During 2006 no significant SEE risks were identified The Company is also a member of the FTSE4Good Index Series designed to measure the performance of, and facilitate investment in, those companies meeting globally recognised standards of corporate responsibility

The Group's policies on CSR matters are described in the following paragraphs

(a) Environmental policy

The Group does not operate in a business sector which causes significant pollution, but the Board recognises that the business does have an impact on the environment The Board is committed to managing and improving the way in which our activities affect the environment by

- optimising the use of energy,
- ensuring the efficient use of materials,
- encouraging re-use and recycling, and
- incorporating the principle of sustainable development

During the year, the Group has continued to allocate a significant amount of time and resource to further identify where its activities have an impact on the environment

A review is carried out annually in accordance with the guidance as laid down by the Department for Environment, Food and Rural Affairs (DEFRA), and the Global Reporting Initiative (GRI), an independent international institution established to create a common framework for sustainability reporting worldwide

The current environmental report, which covers our UK businesses only, will shortly be available on the Michael Page website A summary of its findings during 2006 is shown below

Waste

- 223 tonnes of waste was generated by UK offices Our current national recycling rate is 24 1% from recycling confidential paper and toner cartridges
- Through recycling, Michael Page in the UK has saved 939 trees and saved a total of 279m^3 landfill space

A summary is shown in Fig 2 below

Energy

- 5,192,345 kWh of electricity was consumed in the UK, which converts to 1,660 tonnes CO_2
- 3,035,240 kWh of gas was consumed in the UK, which converts to 607 tonnes CO_2
- Through recycling Michael Page in the UK has saved 16,590 kWh of energy

Water

- In the UK, Michael Page consumed 28,438 m^3 of water

Transport

- In total, UK employees travelling to and from work converts to 2,844 tonnes CO_2

(b) Charitable donations

The Group made charitable donations of £49,416 during the year (2005 £70,245) Included in donations are amounts made to various local charities serving the communities in which the Group operates Subject to certain restrictions, the Group matches charitable donations made by employees It is the Group's policy not to make political donations either in the UK or overseas

The table referred to above has been removed

In 2006, we nominated Breast Cancer Care as our charity of the year We have sponsored a number of different initiatives and have so far raised in excess of £150,000 for the charity This has culminated in a team of 37 Michael Page employees running the New York Marathon on 5th November and the sponsorship of a total of 69 runners from other backgrounds To date, the marathon has generated in excess of £100,000

As part of our UK graduate induction this year, we utilised an organisation called Community Service Volunteers to source and organise a worthwhile community project in which our graduates can participate The 46 graduates spent a day painting a community centre in North London, which was in need of updating and decoration The end result delighted the vast range of local disadvantaged users of the centre and its caretaker

Through our partnership with a charity called The Brokerage, we provided paid summer-time employment to a group of undergraduates from inner city schools The students, many from ethic minority groups, were given valuable work experience and training in a commercial workplace In return, they undertook valuable projects and provided us with an excellent insight into the values of potential employees of the future Once again, the scheme received a great deal of praise and positive feedback

During October 2006, we were once again the co-sponsor of the ICAEW 126 Leadership challenge The challenge develops skills in young professionals but includes the opportunity to work on life-changing projects in rural areas of KwazuluNatal The trip this year involved working in a primary school giving english lessons, IT lessons and painting a reading room annexe to the library added by last years' finalists Michael Page employees formed part of the team

(c) Employee involvement

Employees are involved in all aspects of the business Michael Page International is featured in The Sunday Times 100 Best Companies to Work For and received particular commendations for organic growth, people development and culture and leadership

Communication with employees is effected through Group newsletters, the Company's Intranet, information bulletins, briefing meetings conducted by senior management and formal and informal discussions Interim and Annual Reports are available to all staff Informal communication is further facilitated by the Group's divisional organisation structure

(d) Equal opportunity and diversity

The Group endorses and supports the principles of equal employment opportunity It is the policy of the Group to provide equal employment opportunity to all, which ensures that all employment decisions are made, subject to its legal obligations, on a non-discriminatory basis Due consideration is given to the recruitment, promotion, training and working environment of all staff including those with disabilities It is the Group's policy to encourage the training and further development of all its employees where this is of benefit to the individual and to the Group

Throughout 2006, the Group monitored the diversity of its UK employees, 83% of whom to date have completed the voluntary request for information The analysis indicates a split of 40% female, 60% male, and regarding origin, 86% white, 13% ethnic origin and 1% declining to answer The UK 2001 Census showed a total ethnic population of 7 9% Similar monitoring will be carried out during 2007

The Group recognises the importance of diversity in the workplace for both our own and our clients' businesses We are committed to increasing the recognition of our brand amongst a more diverse audience, and to encourage development of an increasingly diverse candidate database together with our workforce Our monitoring of our candidate databases confirms that the brand attracts candidates from a wide range of backgrounds

We participate in the Interbank Diversity Forum and work with organisations like Global Graduates where we strive to ensure that we offer our clients the most qualified candidates on the basis of their relevant aptitudes, skills and abilities and that such candidates are drawn from diverse backgrounds

The Group continues to participate in the Race for Opportunity, part of Business in the Community, a UK movement of over 700 member companies whose purpose is to inspire, challenge and support business in improving its impact on society As a result, the Group has taken a number of proactive steps to enhance its position on diversity and works closely with a number of clients to share ideas/best practice, and to offer expertise to minority groups

In 2006, Michael Page also joined the Employers Forum on Age (EFA), an independent network of leading employers which sets the agenda for age and employment issues in the UK The membership of EFA lists over 200 organisations, from central and local government to major multinational corporations Upon introduction of the Employer Equality (Age) Regulations in October 2006, Michael Page was nominated for an award by the EFA for best implementation of the legislation in its sector Following the release of the legislation on age discrimination, an Age Discrimination Working Party was formed to review the policies, procedures and systems of the Company to ensure compliance with the legislation once introduced The recommendations made are fully implemented by the Company

(e) Health and safety

It is the policy of the Group to take all reasonable and practicable steps to safeguard the health, safety and welfare of its employees, visitors and other persons who may be affected by its activities In order to meet these responsibilities, the Group will

- assess the risks to health and safety,
- implement safe systems at work,
- provide information, instruction and training,
- establish and maintain emergency procedures, and
- regularly review health and safety policies and procedures

The Group is being proactive in our approach to health and safety by monitoring proposed changes in legislation and implementing policies accordingly, and as such we comply with all statutory and regulatory requirements

Our medical insurers also provide a 24hr counselling helpline covering stress, legal issues and consumer rights

(f) Supplier payment policy

It is the policy of the Group to agree appropriate terms and conditions for transactions with suppliers (by means ranging from standard written terms to individually negotiated contracts) and that payment should be made in accordance with those terms and conditions, provided that the supplier has also complied with them

The Company acts as a holding Company for the Group Creditor days for the Company were nil (2005 nil) as the Company does not undertake any transactions with suppliers The Group's creditor days at the year end were 23 (2005 30 days)

Statement of Directors' responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements The Directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have also elected to prepare financial statements for the Company in accordance with IFRS Company law requires the Directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation

International Accounting Standard 1 requires that financial statements present fairly for each year the company's financial position, financial performance and cash flows This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements' In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards

Directors are also required to

- properly select and apply accounting policies,
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information, and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report and Directors' remuneration report and operating and financial review which comply with the requirements of the Companies Act 1985

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions

Each of the Directors at the date of approval of this report confirms that

1 so far as the Director is aware, there is no relevant audit information of which the company's auditors are unaware, and

2 the Director has taken all the steps that he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985

Auditors

Deloitte & Touche LLP are willing to continue in office and accordingly resolutions to re-appoint them as auditors and authorising the Directors to set their remuneration will be proposed at the forthcoming Annual General Meeting

Annual General Meeting

The resolutions to be proposed at the Annual General Meeting to be held on 23 May 2007, together with explanatory notes, appear in the Notice of Meeting set out on pages 76 and 77

By order of the Board

Kelvin Stagg

Company Secretary
28 February 2007

CORPORATE GOVERNANCE

The Board of Directors has a strong commitment to high standards of corporate governance and has made significant progress in applying the main and supporting principles of corporate governance as recommended in Section 1 of the Combined Code on Corporate Governance, (the "2003 FRC Code"), for the year ended 31 December 2006

Compliance with the 2003 FRC Code

The Directors consider that the Company has complied with the Code provisions set out in Section 1 of the 2003 FRC Code throughout the year ended 31 December 2006, except as stated below

- **Board balance (code provision A3 2)**

The number of independent Non-Executive Directors did not equal that of the executives during the whole year under review Prior to the departure of Terry Benson on 6 April 2006, the number of Executive Directors on the main Board exceeded that of the independent Non-Executive Directors However, the Board considers that the collective know-how and experience of the independent Non-Executive Directors over this period provided a balanced mix of skills which matched the needs of the business and was sufficient to ensure proper governance of the Group which consists of an organically grown, single business, producing clear, transparent results Since Terry Benson's resignation and the appointment of Steve Ingham as Chief Executive, the composition of the Board now complies with provision A3 2 of the Combined Code

- **Meetings with shareholders (code provision D1 1)**

The Senior Independent Director did not meet directly with shareholders However, other members of the Board have met face-to-face with shareholders during the year and the issues discussed are shared collectively with all Board members Additional understanding of shareholders' opinions is also gained from monthly brokers' reports As a result of this information and extensive feedback from shareholder meetings, the Senior Independent Director and the other Non-Executive Directors believe they are aware of shareholders' views

The Board and its operation

The Board of Michael Page International plc is the body responsible for corporate governance, establishing policies and objectives, and the management of the Group's resources It is the Group's policy that the roles of Chairman and Chief Executive are separate

The main Board currently comprises the Chairman, who has no operational responsibilities, three Executive Directors and three independent Non-Executive Directors

All Directors are subject to retirement by rotation and re-election by the shareholders in accordance with the Articles of Association, whereby one third of the Directors retire by rotation each year All Directors are subject to election by the shareholders at the first Annual General Meeting following their appointment All Directors are subject to re-election every three years in accordance with the 2003 FRC Code

Sir Adrian Montague, Charles-Henri Dumon and Stephen Box will retire by rotation and offer themselves for re-election As a result of their annual performance evaluation, the Board considers that their individual performances continue to be effective with each director demonstrating sufficient commitment to their role The Board is therefore pleased to support their re-election at the forthcoming Annual General Meeting

In particular, the Board reviewed the positions of one of its members in the context of the guidance in the 2003 FRC Combined Code and determined that, despite the length of tenure on the Board in the case of Stephen Box, he remains independent He continues to contribute effectively and constructively to Board debate, to challenge and question management objectively and robustly, and at all times to have the best interests of the Group in mind The Board therefore concluded that there was no evidence to suggest that length of tenure was having an adverse impact on his independence and considers that, taking account of these issues together with the other relevant factors contained in the Code, all Non-Executive Directors (excluding the Chairman) are independent for the purposes of the Combined Code

All Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures and applicable rules and regulations are observed There is an agreed procedure for Directors to obtain independent professional advice, if necessary, at the Company's expense

The Board meets regularly throughout the year It has a formal schedule of matters reserved to it and delegates specific responsibilities to Committees During the meetings, the Board formally considers how and to whom matters covered at each meeting should be communicated and actioned beyond the Board Decisions concerning matters of a more routine nature are dealt with by management below Board level The structure of the Group facilitates the day to day running of the business and enables efficient and effective communication of issues to the Board when required

The Chairman and Non-Executive Directors also met during the year without the Executive Directors being present

Each of the Committees has formal written terms of reference which were reviewed in 2006

The terms of reference for each Committee are available on request and can be found on the Group's website Their composition and the manner in which they discharge their responsibilities are described below

Audit Committee

The Audit Committee comprises the independent Non-Executive Directors and is chaired by Stephen Box Their relevant qualifications and experience are shown in their biographies on the Board of Directors page 28 and 29

The Committee met four times in 2006 to fulfil its duties and included attendance by the external auditors where required The Committee also met with the external auditors during the year without the presence of management

In 2006 the Audit Committee discharged its responsibilities as set out in the terms of reference which can be found on our website Its principal tasks are to review the Group's internal controls, review the scope of the external audit, consider issues raised by the external auditors, and review the half-yearly and annual accounts before they are presented to the Board, focusing in particular on accounting policies and compliance, and areas of management judgement and estimates

Objectivity and Independence of external auditors

Deloitte & Touche LLP are employed to perform work in addition to their statutory duties where it is felt that they are best placed to carry out the engagement as a result of their being the Group's auditors All other work is awarded on the basis of competitive tender

The objectivity and independence of the external auditor is safeguarded by

a obtaining assurances from the external auditor that adequate policies and procedures exist within its firm to ensure the firm and its staff are independent of the Group by reason of family, finance, employment, investment and business relationships (other than in the normal course of business),

b enforcing a policy concerning the provision of non-audit services by the auditor which governs the types of work

  i from which the external auditor is excluded,

  ii for which the external auditor can be engaged without referral to the Audit Committee, and

  iii for which a case-by-case decision is required, which includes all engagements over certain fee limits

  The following areas are considered to be unacceptable for the external auditors to undertake

  - selection, design or implementation of key financial systems,
  - maintaining or preparing the accounting books and records or the preparation of financial accounts or other key financial data,
  - provision of outsource financial systems,
  - provision of outsource operational management functions,
  - recruitment of senior finance or other executives,
  - secondment of senior finance or other executives,
  - provision of internal audit services,
  - valuation services or fairness opinions, and
  - any services specifically prohibited to be provided by a listed company's external auditors under UK regulations

  The following criteria also need to be met before the external auditors are contracted to provide such services

  - the firm has the necessary skills and experience to undertake the work,
  - there are no potential conflicts that may arise as a result of carrying out this activity,
  - the external audit firm is subject to the company's normal tendering processes, and
  - in addition to the normal authorisation procedures and prior to inclusion in a tender, approval has to be given by the Group Finance Director and, if the fee exceeds a certain level, the Audit Committee

c enforcing a policy of reviewing all cases where it is proposed that a former employee of the external auditors be employed by the Group, and

d monitoring the external auditors' compliance with applicable UK ethical guidance on the rotation of audit partners

Remuneration Committee

The Remuneration Committee comprises the independent Non-Executive Directors and is chaired by Tim Miller

The Committee reviews the Group's policy on the Chairman's, Executive Directors' and senior executives' remuneration and terms of employment, makes recommendations upon this along with the specific level of remuneration to the Board, and also approves the provision of policies for the incentivisation of senior employees including share schemes The Committee meets at least twice a year and is also attended by the Chief Executive, except when his own remuneration is under consideration The Remuneration Report includes information on the Directors' service contracts The terms of reference of the Remuneration Committee can be found on our website

Nomination Committee

The Nomination Committee comprises the Non-Executive Directors and is chaired by Sir Adrian Montague It is responsible for making recommendations to the Board on new appointments, as well as making recommendations as to the composition of the Board generally, and the balance between Executive and Non-Executive Directors appointed to the Board The terms of reference of the Nomination Committee can be found on our website

Succession planning

One of the basic premises behind the strategic development of the Michael Page business is that growth is organic rather than through acquisitions of companies or senior people In order to achieve this organic growth, we require good people It is therefore one of the fundamental principles and a major part of the philosophy of the Company that we train and develop our own people This approach creates opportunities for career progression and helps us attract and retain high calibre individuals

Due to this philosophy of nurturing our own talent, succession planning is inherently a key part of the process We do not make promotions or move people within the business unless there is a clear successor for the vacant position It is therefore one of the key responsibilities of all levels of management, and not just the Board, to have a clear plan of development for their direct reports

Board appointments

The Board follows formal and transparent procedures when appointing directors The Nomination Committee identifies a shortlist of suitable candidates for Non-Executive appointments All the candidates are interviewed by the Chairman and the Chief Executive and evaluations of all candidates are discussed with all members of the Nomination Committee and the recommendation is subsequently made to the Board

In respect of the appointment of Steve Ingham as Chief Executive, the Nomination Committee considered an external search However, in view of the strong culture of organic growth, the emphasis on promotion of capable executives within the businesses, the strength and experience of internal candidates, and the benefits of continuity, the Nomination Committee concluded that there would be no merit in progressing with an extensive external search As a result of this internal process, Steve Ingham was selected and appointed as Chief Executive on 6 April 2006

Induction and training programme

On appointment to the Board, each Director discusses with the Company Secretary the extent of training required and a tailored induction programme to cover their individual requirements is then compiled Elements of the programme typically consist of meeting senior management, site visits and attending internal conferences In addition, information is provided on the Company's services, Group structure, Board arrangements, financial information, major competitors and major risks After an initial induction phase, updates are provided on a periodic basis

Performance evaluation

The Board, as part of its commitment to ensuring effectiveness and evaluating its performance together with that of its Directors and Committees, conducted an internal review comprising initially a questionnaire concerning all aspects of procedure and effectiveness

Following completion of the questionnaires, the Chief Executive met with the individual Executive Directors, and the Chairman met with the individual Non-Executive Directors, to discuss their views and to give feedback on their performance The results of the evaluation were reported to the Board and where areas of improvement have been identified, actions have been agreed upon and training will be provided where required

Stephen Box, as the Senior Independent Director, led a meeting of the Non-Executive Directors to appraise the performance of the Chairman The meeting took into account any comments made by the Executive Directors This evaluation is carried out annually

Attendance at meetings

The number of meetings of the Board and Committees and individual attendance by the members of the Committees only are shown in Fig 3

Internal control

The responsibilities of the Directors in respect of internal control are defined by the Financial Services Authority's Listing Rules which incorporate a Code of Practice known as the Combined Code, which requires that Directors review the effectiveness of the Group's system of internal controls This requirement stipulates that the review shall cover all controls including operational, compliance and risk management, as well as financial Internal Control Guidance for Directors on the Combined Code ("the Turnbull Report") was published in September 1999

The Board has assessed existing risk management and internal control processes during the year ended 31 December 2006 in accordance with the 1999 Turnbull guidance The Board believes it has the procedures in place such that the Group has fully complied for the financial year ended 31 December 2006 and at the date of this report

The Directors are responsible for the Group's system of internal financial and operational controls which are designed to meet the Group's particular needs and aim to safeguard Group assets, ensure proper accounting records are maintained and that the financial information used within the business and for publication is reliable

Any system of internal control can only provide reasonable, but not absolute, assurance against material misstatement and loss Key elements of the system of internal control are as follows

- **Group organisation**

  The Board of Directors meets at least ten times a year, focusing mainly on strategic issues, operational and financial performance There is also a defined policy on matters strictly reserved for the Board The Managing Director of each operating division is accountable for establishing and monitoring internal controls within that division,

- **strategic plan**

  The Group has a three-year strategic plan which is approved by the Board and sets out the main objectives for the Group,

- **financial reporting**

  The Group has a comprehensive budgeting system with an annual budget approved by the Board Detailed monthly reports are produced showing comparisons of results against budget, forecast and the prior year, with performance monitoring and explanations provided for significant variances The Group reports to shareholders on a half-yearly basis,

- **quarterly reforecasting**

  The Group prepares a full-year reforecast on a quarterly basis showing, by individual businesses/disciplines, the results to date and a reforecast against budget for the remaining period up to the end of the year,

- **Audit Committee**

  There is an established Audit Committee whose activities are previously described,

Fig 3 Attendance at Board Meetings (Committee attendance shown for Committee members only)

		Main Board
Total meetings		12
Meetings attended		
Executive		
Steve Ingham		12
Terry Benson	(resigned 6 April 2006)	3
Charles Henri Dumon		12
Stephen Puckett		11

	Main Board	Audit Committee	Remuneration Committee	Nomination Committee
Total meetings	12	4	4	2
Non-Executive				
Sir Adrian Montague CBE	12			2
Stephen Box	12	4	4	2
Tim Miller	11	4	4	2
Hubert Reid	11	4	3	2

- **financial and operational controls**

  Controls and procedures are documented in policies and procedures manuals Individual operations complete an annual Self-Certification Statement Each operational manager, in addition to the finance function for that operation, confirms the adequacy of their systems of internal control and their compliance with Group policies The Statement also requires the reporting of any significant control issues that have emerged so that areas of Group concern can be identified and experience can be shared,

- **risk management**

  Identification of major business risks is carried out at Group level in conjunction with operational management and appropriate steps taken to monitor and mitigate risk,

- **public interest disclosure policy (whistleblowing)**

  A procedure is in place where staff may, in confidence, raise concerns about possible improprieties relating to financial reporting or other matters, and

- **internal audit activities**

  These are performed throughout the year by a dedicated Internal Audit Manager, supported by members of the head office finance function, who are independent of the operations and by operational finance staff on operations outside their own regions Businesses are visited on a rotational basis and their controls are assessed in their effectiveness to mitigate specific risks In addition, there is a regular review of these risks and changes are made to the risk profile where necessary All internal audit activities are reported to the Audit Committee During the year, the Board reviewed internal audit arrangements and concluded that there is currently no need for a separate and distinct internal audit department

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and that the processes have been in place for the year under review and up to the date of approval of the annual report and accounts

Board contact with shareholders

Communications with shareholders are given a high priority The main contact between the Board and shareholders is through the Chief Executive and the Group Finance Director They undertake two major investor "roadshows" each year in February/March and August/September, in which numerous one-to-one meetings with shareholders take place The outcome of these meetings and the views of shareholders are relayed back to the Board by the corporate brokers, at the end of each roadshow The Group's corporate brokers also report monthly to the Board on broking activity during the month and any issues that may have been raised with them

Shareholders are invited to attend the Annual General Meeting where they are able to discuss any concerns with the Non-Executive Directors

When requested by shareholders, individual matters can be discussed with the Chairman or Senior Independent Director The Group also has a website (www michaelpage co uk) with an investor section that contains Company announcements and other shareholder information

Annual Report

The Annual Report is designed to present a balanced and understandable view of the Group's activities and prospects The Chairman's Statement, Chief Executive's Review and Finance Director's Review provide an assessment of the Group's affairs and position The Annual Report and Interim Report are sent to all shareholders

The Directors acknowledge their responsibility for the preparation of the Annual Report The Statement of Directors' Responsibilities is shown in the Directors' Report A statement by the auditors about their reporting responsibilities is shown in the Independent Auditors' Report on page 47

Going concern

The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, being a period of at least twelve-months from the date of approval of accounts, and therefore continue to adopt the going concern basis in preparing the accounts In forming this view, the Directors have reviewed the Group's budget and forecasts for the next twelve months based on normal business planning and control procedures

Remuneration Report

Scope and membership of Remuneration Committee

The Remuneration Committee, which meets not less than twice a year, comprises the independent Non-Executive Directors The Chief Executive attends the meetings as required, except when his own remuneration is under consideration The purpose of the Remuneration Committee is to review, on behalf of the Board, the remuneration policy for the Chairman, Executive Directors and other senior executives and to determine the level of remuneration, incentives and other benefits, compensation payments and the terms of employment of the Executive Directors and other senior executives It seeks to provide a remuneration package that aligns the interests of Executive Directors with that of the shareholders

The Committee has continued to review the remuneration of the Executive Directors with regard to the need to maintain a balance between the constituent elements of salary, incentive and other benefits It receives advice from independent remuneration consultants, New Bridge Street Consultants LLP, and makes comparisons with similar organisations

No Directors, other than the members of the Remuneration Committee, provided material advice to the Committee on Directors' remuneration

Remuneration policy

The objective of the Group's remuneration policy is to attract and retain management with the appropriate professional, managerial and operational expertise necessary to realise the Group's objectives as well as to establish a framework for remunerating all employees

It is the Company's policy that all Executive Directors' service contracts contain a 12-months notice period The Non-Executive Directors do not have service contracts with the Company They are appointed for an initial-term of three years and thereafter may be reappointed for a further term of three years, subject to re-election at Annual General Meetings Additional details of service contracts are shown on page 46

The remuneration of the Non-Executive Directors is determined by the Board The Non-Executive Directors do not receive any pension or other benefits, other than out-of-pocket expenses, from the Group, nor do they participate in any of the bonus or share option schemes

The remuneration agreed by the Committee for the Executive Directors contains the following elements a base salary and benefits, an annual bonus reflecting Group performance, share options conditional upon achieving performance criteria, incentive share plan award and pension benefits

The following sections provide an outline of the Company's remuneration policy during 2006 Shareholders were consulted on the policy at the time of approval of the Incentive Share Plan in December 2003

Base salary and benefits

The Committee establishes salaries and benefits by reference to those prevailing in the employment market generally for Executive Directors of comparable status and market value, taking into account the range of incentives described elsewhere in this report, including a performance bonus Reviews of such base salary and benefits are conducted annually by the Committee

Annual bonus plan

Annual bonuses for the Executive Directors are based on the division of a pool of Profits earned during the financial year This approach is similar to the bonus arrangements for other employees In 2006, the bonus pool for Executive Directors was equal to 3 85% (2005 6%) of Profits earned above a threshold equal to half of targeted Profits for the year In addition, if Profits exceed 1 2 times (2005 1 25 times) the targeted level, then an additional 1 3% (2005 1 65%) of Profits earned above the targeted level is added to the bonus pool

Profits are defined as Group profit before taxation, exceptional items and before the Executive Directors' annual bonus charges and charges or credits resulting from the Incentive Share Plan described below or other share option grants

The bonus pool as described above is capable of variation by the Committee both up and down, by up to 10%, to reflect the Committee's view on the performance of the Company relative to its directly comparable peers The Committee increased the 2006 bonus pool by 10% in recognition of both absolute and peer group comparator performance

The targeted level of Profits for 2006 was £91 0m (2005 £51 2m) and was set at the beginning of 2006 by reference to market expectations and internal forecasts at that time The Committee retains the discretion to review this arrangement and set different rates and thresholds as it deems appropriate for the business

The target for 2007 has been set and will be disclosed in next year's report The threshold in 2007 for awarding the higher level of bonus is set at 1 1 times the targeted level of profits

Unlike all other employees who receive their annual bonuses in cash, in the event that the Executive Director's annual bonus entitlement is greater than 100% of salary, only an amount equal to the executive's salary will be paid in cash To reward service over a longer period, any excess above the individual's salary level will be deferred, paid into an employee benefit trust and invested in the Company's shares with no matching investment by the Company Based on the 2006 results, the amount deferred for the three Executive Directors is £1 7m (2005 £1 6m)

Such shares will be reserved for the executive and will vest in equal annual tranches over two years (previously three years), normally so long as the executive is still in employment at that time

The profit and loss account for the year carries a charge for the Directors annual bonus paid in cash while the deferred amount will be charged in subsequent years when the shares vest

Incentive Share Plan for Executive Directors and Senior Employees

In December 2003, shareholders approved a new Incentive Share Plan for Executive Directors and senior employees The current level of award is 6% (2005 5%) of Group Profits of the preceding year The size of the award pool was uplifted to increase the remuneration and therefore aid the retention of senior employees Initially these awards are being satisfied by shares in the Employee Benefit Trust Not more than 30% of this figure is available for awards to the Executive Directors This decrease reflects the reduction in size of the Executive team The balance is available for awards to senior employees Group Profits are defined as Group profit before taxation and before exceptional items and charges or credits resulting from the Plan or other share option grants, as described below

Two thirds of these shares ("Deferred Share Awards") are subject to a three-year deferral period during which they will be forfeited if the relevant director or senior employee leaves, other than in "compassionate circumstances" The remaining third ("Performance Share Awards") are also to be deferred for three years but are subject to earnings per share ("EPS") growth targets over the three year period

Performance share awards of up to 50% of a Director's or senior employee's salary will only vest if EPS grows by an average of 5% over the growth in UK RPI per annum over the three year period Any excess between 50% and 75% of salary will only vest to the extent that EPS grows by 7 5% over the growth in UK RPI per annum over the three year period Finally, to the extent that the performance share award is greater than 75% of an executive's salary, the hurdle will be 10% over the growth in UK RPI per annum over the three-year period The Committee believes these are the most appropriate measures of the underlying performance of the Group If awards do not vest after three years, then they will lapse

Senior executives of the Group who benefit from these arrangements can only receive modest share option grants as described below

The Committee retains the discretion to review the proportion of profits dedicated to the Incentive Share Plan in the light of the growth in the size of the Company, its profitability and the number of Executive Directors

The Committee reviewed the Incentive Share Plan with regards to the Company's current operations and prospects

Based on the 2006 results, awards totalling £6 1m (2005 £3 5m) will be made in 2007 of which £1,875,000 (2005 £940,500) 31% (2005 27%) will be for the Executive Directors Details of the awards made in 2006 are disclosed on page 42

Executive Share Option Scheme

The Executive Directors and senior employees are eligible to participate in the Executive Share Option Scheme No payment is required on the grant of an option and no share options are granted at a discount Benefits received under the Executive Share Option Scheme will not be pensionable Share options can only be exercised on the achievement of performance criteria which are disclosed in Note 18 of the Financial Statements Retesting after the initial vesting period is not permitted for any grants awarded in 2004 or subsequent years

For participants of the Incentive Share Plan, the maximum annual awards are as follows for the Chief Executive Officer, 150,000, for all other Executive Board Directors, 100,000, and 50,000 for any other senior executive participating in the Incentive Share Plan The Remuneration Committee has decided not to make any share option awards to anyone receiving an incentive share plan award in 2007

Emoluments

The aggregate emoluments, excluding pensions, of the Directors of the Company who served during the year were as follows

2006	Salary and fees £'000	Benefits (Note 2) £'000	Annual Bonus (Note 3) £'000	Deferred Annual Bonus (Note 3) £'000	Incentive Share Plan (Note 4) £'000	Total £'000
Executive						
Steve Ingham (Note 1)	325	33	325	653	417	1,753
Terry Benson (resigned 6 April 2006) (Note 6)	124	12	–	–	–	136
Charles Henri Dumon	260	191	260	538	417	1,666
Stephen Puckett	260	26	260	538	417	1,501
Non-Executive						
Sir Adrian Montague CBE	75	–	–	–	–	75
Stephen Box	38	–	–	–	–	38
Tim Miller	35	–	–	–	–	35
Hubert Reid	32	–	–	–	–	32
Total	1,149	262	845	1,729	1,251	5,236

2005	Salary and fees £'000	Benefits (Note 2) £'000	Annual Bonus (Note 3) £'000	Deferred Annual Bonus (Note 3) £'000	Incentive Share Plan (Note 4) £'000	Compensation for loss of office (Note 5) £'000	Total £'000
Executive							
Steve Ingham	227	48	227	441	209	–	1,152
Terry Benson	354	30	354	314	–	–	1,052
Stephen Burke (resigned 25 May 2005)	98	8	98	–	–	410	614
Charles Henri Dumon	236	197	236	432	209	–	1,310
Stephen Puckett	219	29	219	448	209	–	1,124
Non-Executive							
Sir Adrian Montague CBE	63	–	–	–	–	–	63
Stephen Box	34	–	–	–	–	–	34
Rob Lourey	6	–	–	–	–	–	6
Tim Miller	12	–	–	–	–	–	12
Hubert Reid	29	–	–	–	–	–	29
Total	1,278	312	1,134	1,635	627	410	5,396

Notes to the emoluments

1 Steve Ingham is the highest paid director

2 Benefits include, inter alia, items such as company car or cash alternative, fuel, cash in lieu of pension contributions, and medical insurance Charles-Henri Dumon's benefits also include housing and relocation costs.

3 The annual cash bonus for Board members is capped at 100% of salary Any excess over this amount is deferred and invested in the Company's shares which vest in equal tranches over two years (previously three years) The amount of the annual bonus earned by the remaining Executive Directors in 2006, but deferred to future periods, was £1 7m (2005 £1 6m)

4 Represents the non-performance proportion of the Incentive Share Plan to be awarded in March 2007

5 Compensation for loss of office relates to Stephen Burke who resigned on 25 May 2005

6 Under the terms of his contract, Terry Benson gave notice of his intention to retire from the Company in December 2005 He resigned as a Director of the Company on 6 April 2006 but remained employed by the Company as part of his notice period during which he was paid a further £0 3m

Pension benefits

Executive Directors are eligible to participate in a Company pension plan which is a defined contribution scheme Each Executive Director receives 20% of their base salary or a cash alternative

Pension contributions	2006 £'000	2005 £'000
Steve Ingham	54	21
Terry Benson (resigned 6 April 2006)	27	106
Charles Henri Dumon	39	38
Stephen Puckett	48	36

Directors' interests and share ownership requirements

Executive Directors are required to build and hold, as a minimum, a direct beneficial interest in the Company's ordinary shares equal to their respective base salary As at 31 December 2006 all Executive Directors comply with this requirement

The beneficial interests of the Directors who served during the year and their families in the ordinary shares of the Company of 1p each are shown below For the Directors in office at the balance sheet date there has been no change in these interests from 31 December 2006 to 28 February 2007

	Ordinary shares of 1p	At 1 January 2006	Acquired in year	Disposal in year	At 31 December 2006 or date of resignation
Steve Ingham	Direct Holding	1,000,000	10,884	-	1,010,884
Terry Benson (resigned 6 April 2006)	Direct Holding	2,000,000	18,044	-	2,018,044
Charles Henri Dumon	Direct Holding	1,332,997	11,172	(11,172)	1,332,997
Stephen Puckett	Direct Holding	203,526	11,170	-	214,696
Stephen Box ‡	Direct Holding	15,000	-	-	15,000

‡ Non Executive Director

No other Director has a holding in the Company

Incentive Share Plan

	Total award at 1 January 2006			Awarded during the year			Vested in year	Total award at 31 December 2006 or date of resignation		
	Performance	Non-performance	Total	Performance	Non-performance	Total		Performance	Non-performance	Total
Steve Ingham	57,230	114,462	171,692	34,067	68,133	102,200	-	91,297	182,595	273,892
Terry Benson (resigned 6 April 2006)	57,230	114,462	171,692	-	-	-	-	57,230	114,462	171,692
Charles-Henri Dumon (note 4)	57,230	114,462	171,692	34,067	68,133	102,200	-	91,297	182,595	273,892
Stephen Puckett	57,230	114,462	171,692	34,067	68,133	102,200	-	91,297	182,595	273,892

Details of awards made under the Incentive Share Plan that remain outstanding at 31 December 2006 are as follows

1 The value of the award made under the Michael Page Incentive Share Plan in 2006 is £313,500 for each individual Director and is based on the purchase price of the Company's ordinary shares on 7 March 2006 of 306 68p

2 The total value of awards at 31 December 2006 for each individual Director in office at the balance sheet date is £1,238,677 and is calculated using the closing market price of the Company's ordinary shares at 31 December 2006 of 452 25p

3 For awards made in 2006, the base EPS for the performance criteria is 15 5p (2005 7 5p)

4 Charles-Henri Dumon was granted deferred share options to acquire 68,133 ordinary shares and performance share options to acquire 34,067 ordinary shares under the Michael Page Incentive Share Plan 2006 These options have a nil exercise price and do not accrue dividends

5 The non-performance shares to be awarded in 2007 have been included in the Table of Emoluments on page 41

Deferred Annual Bonus

As described on pages 39 and 40, in the event that the Executive Directors' bonus entitlement is greater than 100% of salary, the excess above the individual's salary is deferred, invested in the Company's shares and delivered to the individual in two equal tranches (previously three) on the first two anniversaries (previously three) of the grant

In 2007, a total of £1 7m will be awarded to the Executive Directors, representing this excess, and has been included in the emoluments table for the year as shown on page 41 There has been no charge made to the income statement in the year for the deferred element of the Annual Bonus Plan The charge for the year will be spread over future periods as described in the accounting policies in Note 1 on pages 53 to 57 For full descriptions of the performance and vesting conditions, see "Annual Bonus Plan" on pages 39 and 40

Details of awards made under the Deferred Annual Bonus Plan that remain outstanding at 31 December 2006 are as follows

	Total award at 1 January 2006	Awarded during the year	Vested in year	Total award at 31 December 2006 or date of resignation
Steve Ingham	55,421	143,761	(18,473)	180,709
Terry Benson (resigned 6 April 2006)	91,883	-	(30,627)	61,256
Charles-Henri Dumon	61,255	140,710	(20,418)	181,547
Stephen Puckett	56,880	146,202	(18,960)	184,122

Beneficial interests

The beneficial interests of the Executive Directors who served during the year and their families in share options of the Michael Page International plc Executive Share Option Scheme at 31 December 2006 were as follows

	Date of Grant	At 1 January 2006	Granted in year	Exercised in year or to date of resignation	Lapsed in year or to date of resignation	At 31 December 2006 or date of resignation	Market price at date of exercise (pence)	Gains made on exercise	Exercise price (pence)	Period of exercise
Steve Ingham	2001	750,000	-	(515,559)	-	234,441	368 10	995,544	175	2004 2011
	2002	150,000	-	(150,000)	-	-	368 10	273,150	186	2005 2012
	2002	150,000	-	(150,000)	-	-	368 10	273,150	186	2006-2012
	2003	200,000	-	(200 000)	-	-	368 10	573 200	81 5	2006-2013
	2004	50,000	-	-	-	50,000	-	-	171	2007-2014
	2005	50,000	-	-	-	50,000	-	-	190 75	2008 2015
Terry Benson (resigned 6 April 2006)	2001	3,750,000	-	-	-	3,750,000	-	-	175	2004 2011
	2002	150,000	-	-	-	150,000	-	-	186	2005-2012
	2002	150,000	-	-	-	150,000	-	-	186	2006-2012
	2003	200,000	-	-	-	200 000	-	-	81 5	2006-2013
	2004	50 000	-	-	-	50,000	-	-	171	2007-2014
	2005	50,000	-	-	-	50,000	-	-	190 75	2008-2015
Charles-Henri Dumon	2001	1,125,000	-	(833,984)	-	291,016	332 29*	1,311,757	175	2004 2011
	2002	300,000	-	(300,000)	-	-	328 83	428,490	186	2006 2012
	2003	200,000	-	-	-	200,000	-	-	83 4	2007-2013
	2004	50,000	-	-	-	50,000	-	-	171	2007 2014
	2005	50,000	-	-	-	50,000	-	-	190 75	2008 2015
Stephen Puckett	2001	750,000	-	(515,559)	-	234 441	368 10	995,544	175	2004 2011
	2002	150,000	-	(150,000)	-	-	368 10	273 150	186	2005 2012
	2002	150,000	-	(150,000)	-	-	368 10	273,150	186	2006 2012
	2003	200,000	-	(200,000)	-	-	368 10	573,200	81 5	2006-2013
	2004	50,000	-	-	-	50,000	-	-	171	2007 2014
	2005	50,000	-	-	-	50,000	-	-	190 75	2008-2015

* This represents the weighted average rate for the total exercise

1 The market price of the shares at 31 December 2006 was 452 25p with a range during the year of 265 5p to 452 25p
2 No options were given under the Executive Share Option Scheme to the Executive Directors in 2006

Total Shareholder Return (TSR)

The graphs below show Total Shareholder Return (TSR) for the Group and the FTSE Support Services index which, as it is the sector in which the Company operates, is considered the most appropriate comparator index in the absence of a more directly representative recognised index A comparison with the FTSE 250 index is also given The graphs illustrate TSR for the financial periods since flotation


Versus FTSE250 and FTSE Support Services
290
270
250
230
210
190
170
150
130
110
90
70
50

Outside appointments

The Remuneration Committee recognises that Non-Executive Directorships are a significant benefit in broadening executive's experience Subject to review in each case, the Remuneration Committee's general policy is that Executive Directors may accept Non-Executive Directorships with other companies, so long as there is no conflict of interest and their effectiveness is not impaired The executive is permitted to retain any fees for the service Stephen Puckett was a Non-Executive Director of SHL Group plc and resigned during the year He received fees of £32,576 (prorated to his date of resignation) (2005 £25,000) as compensation for this role These fees are not included in the emoluments table on page 41

Service contracts

All Executive Directors' service contracts contain a 12-month notice period The service contracts also contain restrictive covenants preventing the Directors from competing with the Group for six-months following the termination of employment and preventing the Directors from soliciting key employees, clients and candidates of the employing company and Group companies for 12-months following termination of employment

On termination, any compensation payments due to a Director are calculated in accordance with normal legal principles

Mitigation of these payments would be applied, depending on the individual circumstances of each case

	Contract date	Unexpired term at 31 December 2006	Notice period	Provision for compensation on early termination	Other termination provisions
Executive					
Steve Ingham	05/03/01	no specific term	12 months	12 months salary plus other contractual benefits	None
Charles Henri Dumon	13/06/03	no specific term	12 months	12 months salary plus other contractual benefits	None
Stephen Puckett	05/03/01	no specific term	12 months	12 months salary plus other contractual benefits	None
Non-Executive					
Sir Adrian Montague CBE*	27/02/07	2 months	None	None	None
Stephen Box*	27/02/07	2 months	None	None	None
Hubert Reid	25/02/06	26 months	None	None	None
Tim Miller	15/08/05	19 months	None	None	None

*Sir Adrian Montague's and Stephen Box's appointments were renewed on 27 February 2007

Annual resolution

Shareholders will be given the opportunity to approve the Remuneration Report at the Annual General Meeting (resolution 6) on 23 May 2007

Audit requirement

Within the Remuneration Report, the sections on Emoluments, and Directors' interests and share ownership requirements, on pages 41 to 44 inclusive, are audited All other sections of the Remuneration Report are unaudited

Tim Miller

Chairman – Remuneration Committee

28 February 2007

Independent Auditors' Report to the Members of Michael Page International plc

We have audited the group and parent company financial statements (the "financial statements") of Michael Page International plc for the year ended 31 December 2006 which comprise Consolidated Income Statement, the Consolidated and Individual Company Balance Sheets, the Consolidated and Individual Company Cash Flow Statements, the Consolidated and Individual Company Statements of Changes in Equity and the related notes 1 to 26 These financial statements have been prepared under the accounting policies set out therein We have also audited the information in the Directors' Remuneration Report that is described as having been audited

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985 Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited financial statements We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements Our responsibilities do not extend to any further information outside the Annual Report

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited

Opinion

In our opinion

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2006 and of its profit for the year then ended,
- the individual company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2006,
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation, and
- the information given in the Directors' Report is consistent with the financial statements

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors – London
28 February 2007

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2006

	Note	2006 £'000	2005 £'000
Turnover	2	649,060	523,810
Cost of sales		(300,243)	(256,229)
Gross profit	2	348,817	267,581
Administrative expenses		(251,450)	(201 062)
Operating profit	2	97,367	66,519
Financial income	5	821	393
Financial expenses	5	(1,229)	(776)
Profit before tax		96,959	66,136
Income tax expense	6	(31,512)	(16 506)
Profit for the year		65,447	49,630
Attributable			
Equity holders of the parent		65,447	49,630
Earnings per share			
Basic earnings per share (pence)	9	19 6	14 8
Diluted earnings per share (pence)	9	19 0	14 4

The above results relate to continuing operations

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
at 31 December 2006

Group	Note	Share capital £'000	Share premium £'000	Capital redemption reserve £'000	Reserve for own shares £'000	Treasury shares £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2005		3,572	–	178	(9,871)	(13,122)	(188)	79,931	60,500
Currency translation differences		–	–	–	–	–	492	–	492
Net income recognised directly in equity		–	–	–	–	–	492	–	492
Profit for the year		–	–	–	–	–	–	49 630	49,630
Total recognised income for the year		–	–	–	–	–	492	49,630	50,122
Purchase of own shares		–	–	–	–	(34,216)	–	–	(34,216)
Cancellation of treasury shares		(246)	–	246	–	47,338	–	(47,338)	–
Credit in respect of share schemes		–	–	–	–	–	–	6,922	6,922
Dividends	8	–	–	–	–	–	–	(14,432)	(14,432)
		(246)	–	246	–	13,122	–	(54 848)	(41,726)
Balance at 31 December 2005		3,326	–	424	(9,871)	–	304	74,713	68,896
Balance at 1 January 2006		3,326	–	424	(9,871)	–	304	74,713	68,896
Currency translation differences		–	–	–	–	–	(3 116)	–	(3,116)
Net expense recognised directly in equity		–	–	–	–	–	(3,116)	–	(3,116)
Profit for the year		–	–	–	–	–	–	65,447	65,447
Total recognised (expense)/income for the year		–	–	–	–	–	(3,116)	65,447	62,331
Purchase of own shares for cancellation		(232)	–	232	–	–	–	(83,363)	(83,363)
Issue of share capital		238	37 952	–	–	–	–	–	38,190
Transfer to reserve for own shares		–	–	–	970	–	–	(970)	–
Credit in respect of share schemes		–	–	–	–	–	–	12,425	12,425
Dividends	8	–	–	–	–	–	–	(18,088)	(18,088)
		6	37,952	232	970	–	–	(89,996)	(50,836)
Balance at 31 December 2006		3,332	37,952	656	(8,901)	–	(2,812)	50,164	80,391

STATEMENT OF CHANGES IN EQUITY – PARENT COMPANY
at 31 December 2006

Company	Note	Share capital £'000	Share premium £'000	Capital redemption reserve £'000	Reserve for own shares £'000	Treasury shares £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2005		3,572	-	178	(9,871)	(13,122)	299,688	280,445
Effects of change in accounting for Employee Benefit Trust	1	-	-	-	9,871	-	(3,723)	6,148
Balance at 1 January 2005 restated		3,572	-	178	-	(13,122)	295,965	286,593
Profit for the year		-	-	-	-	-	12,793	12,793
Total recognised income for the year		-	-	-	-	-	12,793	12,793
Purchase of own shares		-	-	-	-	(34,216)	-	(34,216)
Cancellation of treasury shares		(246)	-	246	-	47,338	(47 338)	-
Dividends	8	-	-	-	-	-	(14,432)	(14,432)
		(246)	-	246	-	13,122	(61,770)	(48,648)
Balance at 31 December 2005		3,326	-	424	-	-	246,988	250,738

Company	Note	Share capital £'000	Share premium £'000	Capital redemption reserve £'000	Reserve for own shares £'000	Treasury shares £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2006		3,326	-	424	-	-	246,988	250,738
Profit for the year		-	-	-	-	-	9,376	9,376
Total recognised income for the year		-	-	-	-	-	9,376	9,376
Purchase of own shares		(232)	-	232	-	-	(83,363)	(83,363)
Issue of share capital		238	37,952	-	-	-	-	38 190
Dividends	8	-	-	-	-	-	(18,088)	(18,088)
		6	37,952	232	-	-	(101,451)	(63,261)
Balance at 31 December 2006		3,332	37,952	656	-	-	154,913	196,853

BALANCE SHEETS
at 31 December 2006

		Group		Company	
					as restated (Note 1)
	Note	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Non-current assets					
Property, plant and equipment	10	21,550	19,666	-	-
Intangible assets	11	3,598	3,751	-	-
Investments	12	-	-	426,777	427,345
Deferred tax assets	17	9,447	9,255	-	-
Other receivables	13	1,927	1,106	-	-
		36,522	33,778	426,777	427,345
Current assets					
Trade and other receivables	13	143,813	104,935	332	15
Current tax receivable	7	213	336	489	225
Cash and cash equivalents	21	35,587	20,060	-	-
		179,613	125 331	821	240
Total assets	2	216,135	159 109	427,598	427 585
Non-current liabilities					
Other payables	14	(1,130)	(662)	-	-
Provisions for liabilities	16	-	(192)	-	-
Deferred tax liabilities	17	-	(147)	-	-
		(1,130)	(1,001)	-	-
Current liabilities					
Trade and other payables	14	(83,525)	(71 624)	(191,595)	(170,147)
Bank overdrafts	15	(43)	(281)	-	-
Bank loans	15	(39,150)	(6,700)	(39,150)	(6,700)
Current tax payable	7	(11,704)	(10,223)	-	-
Provisions for liabilities	16	(192)	(384)	-	-
		(134,614)	(89,212)	(230,745)	(176,847)
Total liabilities	2	(135,744)	(90 213)	(230,745)	(176,847)
Net assets		80,391	68,896	196,853	250,738
Capital and reserves					
Called-up share capital	18	3,332	3 326	3,332	3,326
Share premium	19	37,952	-	37,952	-
Capital redemption reserve	19	656	424	656	424
Reserve for own shares	19	(8,901)	(9,871)	-	-
Currency translation reserve	19	(2,812)	304	-	-
Retained earnings		50,164	74,713	154,913	246,988
Total equity		80,391	68,896	196,853	250,738

These financial statements were approved by the Board of Directors on 28 February 2007
On behalf of the Board of Directors

S Ingham
Chief Executive

S R Puckett
Group Finance Director

CASH FLOW STATEMENTS
for the year ended 31 December 2006

		Group		Company	
					as restated (Note 1)
	Note	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Cash generated from operations	20	78,827	65,432	29,234	40,754
Income tax (paid)/received		(21,705)	(10,127)	2,446	1,702
Net cash from operating activities		57,122	55,305	31,680	42,456
Cash flows from investing activities					
Purchases of property, plant and equipment		(9,167)	(7,167)	-	-
Purchases of computer software		(737)	(965)	-	-
Proceeds from the sale of property, plant and equipment, and computer software		1,210	1,354	-	-
Proceeds from sale of business	22	–	1,353	-	-
Interest received		821	393	-	-
Net cash used in investing activities		(7,873)	(5,032)	-	-
Cash flows from financing activities					
Dividends paid		(18,088)	(14,432)	(18,088)	(14,432)
Interest paid		(1,209)	(773)	(869)	(508)
Proceeds from bank loan		39,150	6 700	39,150	6,700
Repayment of bank loan		(6,700)	–	(6,700)	–
Issue of own shares for the exercise of options		38,190	–	38,190	-
Purchase of own shares		(83,363)	(34,216)	(83,363)	(34,216)
Net cash used in financing activities		(32,020)	(42,721)	(31,680)	(42,456)
Net (decrease)/increase in cash and cash equivalents		17,229	7,552	-	-
Cash and cash equivalents at the beginning of the year		19,779	12,215	-	-
Exchange (losses)/gains on cash and cash equivalents		(1,464)	12	-	-
Cash and cash equivalents at the end of the year	21	35,544	19,779	-	-

NOTES TO THE ACCOUNTS

1. Significant accounting policies

Statement of compliance

The financial statements have been prepared under the historical cost convention and in accordance with current International Financial Reporting Standards (IFRS) The financial statements have been prepared in accordance with IFRS adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation

Basis of preparation

The financial statements of Michael Page International plc consolidate the results of the Company and all its subsidiary undertakings As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the Company has not been included as part of these accounts The Company's profit for the financial year amounted to £6 7m (2005 £11 1m)

Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities In assessing control, potential voting rights that presently are exercisable or convertible are taken into account The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases

(ii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment

Change in accounting policy and prior year restatement

The assets and liabilities of the Employee Benefit Trust were previously reported within the company only balance sheet, in accordance with SIC 12 'Consolidation – Special Purpose Entities' the accounting policy has been amended such that these assets and liabilities are recorded only within the consolidated balance sheet of the Group The prior year comparatives for the company only balance sheet have been restated accordingly This has had an effect of increasing net assets in the company only balance sheet at 31 December 2005 by £6 1m with no impact on profit The net assets, profit and cashflows of the Group are unaffected by this adjustment

With the exception of the change in policy referred to above, the remaining policies, set out below, have been consistently applied to all the periods presented

a) Turnover and income recognition

Turnover, which excludes value added tax ("VAT"), constitutes the value of services undertaken by the Group as its principal activities, which are recruitment consultancy and other ancillary services These consist of

- turnover from temporary placements, which represents amounts billed for the services of temporary staff including the salary cost of these staff This is recognised when the service has been provided,
- turnover from permanent placements, which is based on a percentage of the candidate's remuneration package, and is derived from both retained assignments (income recognised on completion of defined stages of work) and non-retained assignments (income recognised at the date an offer is accepted by a candidate, and where a start date has been determined) The latter includes turnover anticipated, but not invoiced, at the balance sheet date, which is correspondingly accrued on the balance sheet within prepayments and accrued income A provision is made against accrued income for possible cancellations of placements prior to, or shortly after, the commencement of employment, and
- turnover from amounts billed to clients for expenses incurred on their behalf (principally advertisements) is recognised when the expense is incurred

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable

b) Cost of sales

Cost of sales consists of the salary cost of temporary staff and costs incurred on behalf of clients, principally advertising costs

NOTES TO THE ACCOUNTS

1. Significant accounting policies (continued)

c) Gross profit

Gross profit is represented by turnover less cost of sales and consists of the total placement fees of permanent candidates, the margin earned on the placement of temporary candidates and the margin on advertising income

d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency") The consolidated financial statements are presented in sterling, which is the Company's functional and presentation currency

(ii) Transactions and balances

Foreign currency transactions are translated into the respective functional currency using the exchange rates prevailing at the dates of the transactions Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement

(iii) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,
- income and expenses for each income statement are translated at average exchange rates, and
- all resulting exchange differences are recognised as a separate component of equity

e) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition Goodwill on the acquisition of subsidiaries is included in intangible assets

Goodwill is stated at cost less any accumulated impairment losses Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment (see accounting policy h) Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold

(ii) Computer software

Computer software acquired by the Group is stated at cost less accumulated amortisation (see below)

(iii) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite Goodwill has an indefinite useful life Computer software is amortised at 20% per annum

The cumulative amount of goodwill written off directly to retained earnings in respect of acquisitions prior to 31 December 1997 is £311 7m (2005 £311 7m)

f) Property, plant and equipment

Property, plant and equipment are stated at original cost less accumulated depreciation Depreciation is calculated to write off the cost less estimated residual value of each asset evenly over its expected useful life at the following rates

Leasehold improvements	10% per annum or period of lease if shorter
Furniture, fixtures and equipment	10-20% per annum
Motor vehicles	25% per annum

g) Investments

Fixed asset investments are stated at cost less provision for impairment

1. Significant accounting policies (continued)

h) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount The recoverable amount is the higher of an asset's fair value less costs to sell and value in use For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units)

i) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses

j) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax

The tax currently payable is based on taxable profit for the year Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis

k) Pension costs

The Group operates defined contribution pension schemes The assets of the schemes are held separately from those of the Group in independently administered funds The pension costs charged to the income statement represent the contributions payable by the Group to the funds during each period

l) Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee All other leases are classified as operating leases

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability Finance charges are charged to profit or loss

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classed as operating leases Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the lease Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term

NOTES TO THE ACCOUNTS

1. Significant accounting policies (continued)

m) Segment reporting

The consolidated entity operates in one business segment being that of recruitment services (primary segment) As a result no additional business segment information is required to be provided The consolidated entity operates in four geographic segments (secondary segment), the United Kingdom, EMEA, Asia Pacific and the Americas

n) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders

o) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans Their subsequent accounting treatments are described below

(i) Share option schemes

The fair value of the employee services received in exchange for the grant of the options is recognised as an expense The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, earnings per share) Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable At each balance sheet date, the estimate of the number of options that are expected to become exercisable is revised The Group recognises the impact of the revision of original estimates, if any, in the income statement, and the corresponding adjustment to equity over the remaining vesting period

(ii) Deferred Annual Bonus and Long Term Incentive Plans

Where deferred awards are made to Directors and senior executives under either the Incentive Share Plan or the Annual Bonus Scheme, to reflect that the awards are for services over a longer period, the value of the expected award is charged to the income statement on a straight-line basis over the vesting period to which the award relates

p) Cash and cash equivalents

Cash and cash equivalents includes cash-in-hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows

q) Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including any directly attributable costs, is recognised as a change in equity

r) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material

s) Trade and other payables

Trade and other payables are stated at cost

t) Borrowing costs

All borrowing costs are accrued in the income statement on a time basis

u) Financial instruments recognition and measurement

The Group has no derivative contracts at the balance sheet date and therefore the requirements of the recognition criteria under IAS 39 are not relevant to the Group

1. Significant accounting policies (continued)

v) Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and judgements It also requires management to exercise judgement in the process of applying the Company's accounting policies Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances Management anticipate that any estimates and judgements made do not have a material effect on the results

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes

- Note 1 – revenue recognition
- Note 17 – utilisation of tax losses
- Note 18 – measurement of share-based payments

w) New standards and interpretations not yet adopted

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IFRS 7 Financial Instruments Disclosures, and the related amendment to IAS 1 on capital disclosures

IFRIC 4 Determining whether an Arrangement contains a Lease

IFRIC 7 Applying the Restatement Approach under IAS 29

IFRIC 8 Scope of IFRS 2 Share-based Payment

IFRIC 9 Reassessment of Embedded Derivatives

IFRIC 10 Interim Financial Reporting and Impairment

The Directors anticipate that the adoption of the Standards and Interpretations in future periods will have no impact on the financial statements of the Group except for additional disclosures when the relevant Standards come into effect for periods commencing on or after 1 January 2007

2. Segment reporting

The consolidated entity operates in one business segment, being that of recruitment services, and this is the Group's primary segment As a result, no additional business segment information is required to be provided The Group's secondary segment is geography The segment results by geography are shown below

(a) Turnover, gross profit and operating profit by geographic region

		Turnover		Gross Profit		Operating Profit	
		2006 £'000	2005 £'000	2006 £'000	2005 £'000	2006 £'000	2005 £'000
United Kingdom		312,408	269,623	155,811	129,535	44,270	31,939
EMEA		222,993	159,157	126,577	86,138	34,171	19,449
Asia Pacific	Australia	63,208	61,152	26,017	24,722	8,982	8,509
	Other	20,370	15,565	18,944	14,315	8,077	5,593
	Total	83,578	76,717	44,961	39,037	17,059	14,102
Americas		30,081	18,313	21,458	12,871	1,867	1,029
		649,060	523 810	348,817	267,581	97,367	66,519

The above analysis by destination is not materially different to analysis by origin

NOTES TO THE ACCOUNTS

2. Segment reporting (continued)

The analysis below is of the carrying amount of segment assets, segment liabilities and capital expenditure Segment assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis The individual geographic segments exclude income tax assets and liabilities Capital expenditure comprises additions to property, plant and equipment, motor vehicles and computer hardware/software

(b) Segment assets, segment liabilities and capital expenditure by geographic region

		Total Assets		Total Liabilities		Capital Expenditure	
		2006 £'000	2005 £'000	2006 £'000	2005 £'000	2006 £'000	2005 £'000
United Kingdom		88,384	66,379	73,228	39,159	3,113	3,117
EMEA		91,281	64,932	39,734	31,648	3,899	2,403
Asia Pacific	Australia	14,592	12,256	5,457	5,547	958	773
	Other	10,165	6,877	2,251	1,694	386	584
	Total	24,757	19,133	7,708	7,241	1,344	1,357
Americas		11,520	8,329	3,370	1,942	1,548	1,255
Segment assets/liabilities/capital expenditure		215,922	158,773	124,040	79,990	9,904	8,132
Income tax		213	336	11,704	10,223		
		216,135	159,109	135,744	90,213		

(c) Turnover and gross profit by discipline

	Turnover		Gross Profit	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Finance and Accounting	408,250	336,207	202,542	159,463
Marketing, Sales and Retail	100,153	84,591	67,863	55,111
Legal, Technology, HR, Secretarial and Other	96,595	69,740	46,655	31,833
Engineering, Property & Construction, Procurement & Supply Chain	44,062	33,272	31,757	21,174
	649,060	523 810	348,817	267,581

(d) Turnover and gross profit generated from permanent and temporary placements

	Turnover		Gross Profit	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Permanent	276,346	205,482	261,000	194,967
Temporary	372,714	318,328	87,817	72,614
	649,060	523,810	348,817	267,581

The above analyses in notes (a) by operating profit by geographic region, (b) segment liabilities by geographic region, (c) turnover and gross profit by discipline (being the professions of candidates placed) and (d) turnover and gross profit generated from permanent and temporary placements have been included as additional disclosure over and above the requirements of IAS14 "Segment Reporting"

Note (d) turnover and gross profit generated from permanent and temporary placements has been included this year for the purpose of additional information

3. Other operating expenses

		2006 £'000	2005 £'000
Profit for the year is stated after charging/(crediting)			
Employment costs (Note 4)		168,792	139,697
Exchange loss		124	141
Depreciation of property, plant and equipment - owned		5,630	5,201
Amortisation of computer software		815	961
Fees payable to the company's auditors for the audit of the company's annual accounts		63	59
Fees payable to the company's auditors and their associates for other services to the group			
	- The audit of the company's subsidiaries pursuant to legislation	362	355
Total audit fees		425	414
	- Other services pursuant to legislation	27	26
	Tax services	245	191
	Other services	46	-
Total non audit fees		318	217
Profit on disposal of property, plant and equipment, and computer software		(48)	(183)
Profit on disposal of business		-	(622)
Operating lease rentals	land and buildings	13,543	12 026
	- plant and machinery	2,505	1,574

4. Employee information

The average number of employees (including Executive Directors) during the year and total number of employees (including Executive Directors) at 31 December 2006 were as follows

	2006 Average No	2005 Average No	2006 Total No	2005 Total No
Management	123	96	141	104
Client services	2,261	1,806	2,623	1,971
Administration	921	846	994	851
	3,305	2,748	3,758	2,926
Consultants for contract hire (Note a)	-	53	-	-
	3,305	2,801	3,758	2,926

Note a The business in which the Group employed consultants for contract hire was disposed of during 2005 (See Note 22 Disposal of business)

Employment costs (including Directors' emoluments) comprised

	2006 £'000	2005 £'000
Wages and salaries	140,806	115,602
Social security costs	18,366	16,781
Pension costs - defined contribution plans	5,141	4,620
Equity settled transactions	4,479	2,694
	168,792	139,697

Details of Directors' remuneration for the year are provided in the Directors' Remuneration Report on pages 39 to 46

No staff are employed by the parent company (2005 nil) hence no remuneration has been disclosed

NOTES TO THE ACCOUNTS

5. Financial income/(expenses)

	2006 £'000	2005 £'000
Financial income		
Bank interest receivable	821	393
Financial expenses		
Bank interest payable	(1,229)	(776)

6. Taxation on profits on ordinary activities

The charge for taxation is based on the annual tax rate of 32 5% on profit before tax (2005 25 0% before exceptional items)

Analysis of charge in year

	2006 £'000	2005 £'000
UK income tax at 30% for year	17,694	12,522
Adjustments in respect of prior periods	1,228	(120)
Overseas income tax	14,515	7,334
	33,437	19,736
Deferred tax expense		
Origination and reversal of temporary differences	(1,168)	(609)
Reduction in tax rate	31	–
Benefit of tax losses recognised	(788)	(2,621)
Deferred tax expense	(1,925)	(3,230)
Total income tax expense in the income statement	31,512	16,506

Reconciliation of effective tax rate

	2006 £'000	%	2005 £'000	%
Profit before taxation	96,959		66,136	
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax in the UK	29,088	30 0	19,841	30 0
Effects of				
Disallowable items and other permanent timing differences	594	0 6	557	0 9
Unrelieved overseas losses	361	0 4	332	0 5
Utilisation of losses not previously recognised	(191)	(0 2)	(1,966)	(3 0)
Recognition of further losses not previously recognised	(948)	(1 0)	(2,621)	(4 0)
Higher tax rates on overseas earnings	1,637	1 7	483	0 7
Adjustment to tax charge in respect of prior periods	971	1 0	(120)	(0 1)
Tax expense and effective rate for the year	31,512	32 5	16,506	25 0

Tax recognised directly in equity	2006 £'000	2005 £'000
Relating to equity settled transactions	(8,302)	(4,228)

7. Current tax assets and liabilities

The current tax asset of £0 2m (2005 £0 3m), and current tax liability of £11 7m (2005 £10 2m) represent the amount of income taxes recoverable and payable in respect of current and prior periods

8. Dividends

	2006 £'000	2005 £'000
Amounts recognised as distributions to equity holders in the year		
Final dividend for the year ended 31 December 2005 of 3 5p per ordinary share (2004 2 75p)	12,100	9,444
Interim dividend for the year ended 31 December 2006 of 1 8p per ordinary share (2005 1 5p)	5,988	4,988
	18,088	14,432
Amounts proposed as distributions to equity holders in the year		
Proposed final dividend for the year ended 31 December 2006 of 4 2p per ordinary share (2005 3 5p)	13,859	11,497

The proposed final dividend had not been approved by shareholders at 31 December 2006 and therefore has not been included as a liability The comparative final dividend at 31 December 2005 was also not recognised as a liability in the prior year

The proposed final dividend of 4 2p (2005 3 5p) per ordinary share will be paid on 5 June 2007 to shareholders on the register at the close of business on 4 May 2007, subject to approval by shareholders

When the Company pays a dividend to shareholders, there may be income tax consequences The impact will depend upon the individual circumstances of the shareholder

9. Earnings per ordinary share

The calculation of the basic and diluted earnings per share is based on the following data.

Earnings	2006	2005
Earnings for basic and diluted earnings per share (£'000)	65,447	49 630
Number of shares		
Weighted average number of shares used for basic earnings per share ('000)	334,744	336,283
Dilution effect of share plans ('000)	8,888	9,014
Diluted weighted average number of shares used for diluted earnings per share ('000)	343,632	345,297
Basic earnings per share (pence)	19 6	14 8
Diluted earnings per share (pence)	19 0	14 4

The above results relate to continuing operations

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held in the EBT reserve

NOTES TO THE ACCOUNTS

9. Earnings per ordinary share (continued)

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares This calculation determines the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares) based on the monetary value of the subscription rights attached to the outstanding share options The number of shares calculated in the basic earnings per share is then adjusted to reflect the number of shares deemed to be issued for nil consideration as a result of the potential exercise of existing share options

The remaining share options that are currently not dilutive and hence excluded from the dilutive earnings per share calculation remain potentially dilutive until they are either exercised or they lapse

Potential future ordinary share transactions

It remains the Company's intention to use surplus cash to repurchase and cancel its shares

10. Property, plant and equipment

	2006				2005			
Group	Leasehold improvements £'000	Furniture, fixtures and equipment £'000	Motor vehicles £'000	Total £'000	Leasehold improvements £'000	Furniture, fixtures and equipment £'000	Motor vehicles £'000	Total £'000
Cost								
At 1 January	15,953	27,639	2,125	45,717	14,426	25,586	3,454	43,466
Additions	3,217	4,953	997	9,167	2,091	4,083	993	7,167
Disposals	(1,763)	(1,453)	(855)	(4,071)	(546)	(2 155)	(2,341)	(5,042)
Effect of movements in foreign exchange	(322)	(697)	(26)	(1,045)	(18)	125	19	126
At 31 December	17,085	30,442	2,241	49,768	15,953	27,639	2,125	45 717
Depreciation								
At 1 January	7,824	17,505	722	26,051	6 549	16,553	1,625	24,727
Charge for the year	2,016	3,062	552	5,630	1,774	2,875	552	5,201
Disposals	(1,069)	(1,353)	(483)	(2,905)	(500)	(1,955)	(1,442)	(3,897)
Effect of movements in foreign exchange	(157)	(397)	(4)	(558)	1	32	(13)	20
At 31 December	8,614	18,817	787	28,218	7,824	17,505	722	26,051
Net book value								
At 31 December	8,471	11,625	1,454	21,550	8,129	10,134	1,403	19,666

11. Intangible assets

Group	2006 Computer software £'000	2006 Goodwill £'000	2006 Total £'000	2005 Computer software £'000	2005 Goodwill £'000	2005 Total £'000
Cost						
At 1 January	5,347	1,539	6,886	4,596	1,539	6,135
Additions	737	-	737	965	-	965
Disposals	(3)	-	(3)	(244)	-	(244)
Effect of movements in foreign exchange	(150)	-	(150)	30	-	30
At 31 December	5,931	1,539	7,470	5,347	1,539	6,886
Amortisation						
At 1 January	3,135	-	3,135	2,402	-	2,402
Charge for the year	815	-	815	961	-	961
Impairment	-	-	-	-	-	-
Disposals	(2)	-	(2)	(218)	-	(218)
Effect of movements in foreign exchange	(76)	-	(76)	(10)	-	(10)
At 31 December	3,872	-	3,872	3,135	-	3,135
Net book value						
At 31 December	2,059	1,539	3,598	2,212	1,539	3,751

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to the country of operation

A summary of the goodwill allocation is presented below

	2006 £'000	2005 £'000
UK	1,274	1,274
USA	214	214
Singapore	51	51
	1,539	1,539

In assessing value in use, the estimated future cash flows are calculated by preparing cash flow forecasts derived from the most recent financial budget and an assumed growth rate of 5%, which does not exceed the long-term average growth rate of the relevant markets The terminal value of the cash flow is then calculated by discounting using the Group's weighted average cost of capital (8%) If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount An impairment loss is recognised as an expense

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired It is the opinion of the Directors that at 31 December 2006 there was no impairment of intangible assets

12. Investments

Company	Subsidiary undertakings £'000	Total £'000
Cost		
At 1 January 2006 (as restated)	427,345	427,345
Derecognised on vesting of LTIP's and deferred bonus shares	(568)	(568)
At 31 December 2006	426,777	426,777

The derecognition of assets represents the decrease of the parent company's holding of own shares which have vested and transferred to beneficial holders

NOTES TO THE ACCOUNTS

12. Investments (continued)

The Company's principal subsidiary undertakings at 31 December 2006, their principal activities and countries of incorporation are set out below

Name of undertaking	Country of incorporation	Principal activity
Michael Page Recruitment Group Limited	United Kingdom	Holding company
Michael Page Holdings Limited	United Kingdom	Support services
Michael Page International Recruitment Limited*	United Kingdom	Recruitment consultancy
Michael Page UK Limited	United Kingdom	Recruitment consultancy
Michael Page Limited	United Kingdom	Recruitment consultancy
Accountancy Additions Limited	United Kingdom	Recruitment consultancy
Michael Page International (Belgium) NV/SA	Belgium	Recruitment consultancy
Page Interim (Belgium) NV/SA	Belgium	Recruitment consultancy
Michael Page International (France) SAS	France	Recruitment consultancy
Page Personnel SAS	France	Recruitment consultancy
Michael Page International (Deutschland) GmbH	Germany	Recruitment consultancy
Michael Page International (Ireland) Limited	Ireland	Recruitment consultancy
Michael Page International Italia Srl	Italy	Recruitment consultancy
Page Personnel Italia SpA	Italy	Recruitment consultancy
Michael Page International (Nederland) BV	Netherlands	Recruitment consultancy
Page Interim BV	Netherlands	Recruitment consultancy
Michael Page International (Poland) Sp Z O O	Poland	Recruitment consultancy
Michael Page International Empresa de Trabalho Temporário e Serviços de Consultadoria Lda	Portugal	Recruitment consultancy
LLC Michael Page International RU	Russia	Recruitment consultancy
Michael Page International (SA) (Pty) Limited	South Africa	Recruitment consultancy
Michael Page International (Espana) SA	Spain	Recruitment consultancy
Page Personnel (Espana) SA	Spain	Recruitment consultancy
Michael Page International (Sweden) AB	Sweden	Recruitment consultancy
Michael Page International (Switzerland) SA	Switzerland	Recruitment consultancy
Michael Page International (UAE) Limited	United Arab Emirates	Recruitment consultancy
Michael Page International (Australia) Pty Limited	Australia	Recruitment consultancy
Michael Page International (Hong Kong) Limited	Hong Kong	Recruitment consultancy
Michael Page International (Japan) K K	Japan	Recruitment consultancy
Michael Page International Pte Limited*	Singapore	Recruitment consultancy
Michael Page International (Brasil) SC Ltda	Brazil	Recruitment consultancy
Michael Page International Canada Limited	Canada	Recruitment consultancy
Michael Page International Mexico Reclutamiento Especializado, S.A. de C V	Mexico	Recruitment consultancy
Michael Page International Inc*	United States	Recruitment consultancy

*The equity of these subsidiary undertakings is held directly by Michael Page International plc All companies have been included in the consolidation and operate principally in their country of incorporation

The percentage of the issued share capital held is equivalent to the percentage of voting rights held The Group holds 100% of all classes of issued share capital The share capital of all the subsidiary undertakings comprise ordinary shares, with the exception of Michael Page International Recruitment Limited which comprises 1 ordinary share and 421,544,426 preference shares

13. Trade and other receivables

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Trade receivables	121,515	85 059	–	–
Less provision for impairment of receivables	(3,270)	(2,328)	–	–
Net trade receivables	118,245	82,731	–	–
Other receivables	4,497	3,854	307	–
Prepayments and accrued income	21,071	18,350	25	15
	143,813	104 935	332	15
Non-current				
Prepayments and accrued income	1,927	1,106	–	–

All non-current receivables are due within five years from the balance sheet date

The fair values of trade and other receivables are not materially different to those disclosed above

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet

14. Trade and other payables

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	as restated 2005 £'000
Current				
Trade payables	5,630	4,608	–	–
Amounts owed to Group companies	–	–	191,574	170,144
Other tax and social security	28,690	26,098	–	1
Other payables	10,070	8,837	–	–
Accruals	38,556	31,579	21	2
Deferred income	579	502	–	–
	83,525	71,624	191,595	170 147
Non-current				
Deferred income	495	350	–	–
Other tax and social security	635	312	–	–
	1,130	662	–	–

The fair values of trade and other payables are not materially different to those disclosed above

The total liability relating to other tax and social security includes a balance of £2 5m (2005 £2 9m) relating to social charges on share based payments

NOTES TO THE ACCOUNTS

18. Bank overdrafts and loans

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Bank overdrafts	43	281	–	–
Bank loans	39,150	6 700	39,150	6,700
	39,193	6,981	39,150	6,700

The borrowings stated above are repayable on demand or otherwise within one year

The carrying amounts of the Group's borrowings are denominated in the following currencies

31 December 2006	Sterling £'000	Euro £'000	US Dollar £'000	Total £'000
Bank overdrafts	–	–	43	43
Bank loans	39,150	–	–	39,150
	39,150	–	43	39,193
31 December 2005				
Bank overdrafts	–	281	–	281
Bank loans	6,700	–	–	6,700
	6,700	281	–	6,981

Bank overdrafts are repayable on demand

At 31 December 2006, the Group had available £10 2m (2005 £44 8m) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met

The average interest rates paid were as follows

	31 December 2006	31 December 2005
Bank overdrafts	4 26%	5 63%
Bank loans	5 40%	5 46%

Interest rate risk

The exposure to interest rate and currency risk arises in the normal course of the Group's business

Borrowings are arranged at floating rates, thus exposing the Group to cash flow interest rate risk. The Group does not consider this risk as significant

The benchmark rates for determining floating rate liabilities are based on relevant national LIBOR equivalents

Currency rate risk

An explanation of the Group's treasury policy is included in the Finance Directors review on page 25

16. Provisions for liabilities

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
At 1 January	576	1,188	–	–
Utilised in year	(384)	(612)	–	–
At 31 December	192	576	–	–

	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Analysis of total provisions				
Non-current liabilities	–	192	–	–
Current liabilities	192	384	–	–
	192	576	–	–

The provision at 31 December 2006 relates to rentals and other unavoidable costs on onerous lease agreements on properties in the UK The Group expects to utilise the provision over the next year

17. Deferred tax

The following are the major deferred tax liabilities and assets recognised by the Group, and the movements thereon, during the current and prior reporting periods

	Accelerated tax depreciation £'000	Share-based payments £'000	Tax losses £'000	Other £'000	Total £'000
At 1 January 2005	283	(1,480)	–	(537)	(1,734)
Credit to equity for the year	–	(4,228)	–	–	(4,228)
Credit to profit or loss for the year	(7)	(552)	(2,621)	(50)	(3,230)
Exchange differences	(1)	–	–	85	84
At 1 January 2006	275	(6,260)	(2,621)	(502)	(9,108)
Recognised in equity for the year	–	1,318	–	–	1,318
Recognised in profit or loss for the year	13	(742)	(788)	(439)	(1,956)
Changes in rate	–	–	31	–	31
Exchange differences	–	(2)	264	6	268
At 31 December 2006	288	(5,686)	(3,114)	(935)	(9,447)

Certain deferred tax assets and liabilities have been offset in accordance with the Group's accounting policy The following is the analysis of the deferred tax balances (after offset) for balance sheet purposes

	2006 £'000	2005 £'000
Deferred tax assets	(9,447)	(9,255)
Deferred tax liabilities	–	147
	(9,447)	(9,108)

NOTES TO THE ACCOUNTS

17. Deferred tax (continued)

At 31 December 2006, unremitted earnings of overseas Group companies amounted to £40 2m (2005 £17 6m) Unremitted earnings may be liable to some overseas and UK tax (after allowing for double taxation relief) if they were to be distributed as dividends However, no tax is expected to be payable on them

Certain of the Group's overseas operations have current and prior year tax losses, the future utilisation of which is uncertain Accordingly the Group has not recognised a deferred tax asset of £0 8m (2005 £0 5m) in respect of tax losses of overseas companies These tax losses are available to offset future taxable profits in the respective jurisdictions

All of the deferred tax asset for losses of £3,114,000 is dependent on arising future taxable profits Of the recognised deferred tax asset, £3,068,000 is recognised within territories that were loss making in the current year These losses have been recognised given managements' expectations for the businesses to which they relate for 2007 and the occurrence of one-off costs within 2006 that are not expected to re-occur

18. Called-up share capital

	2006		2005	
	£'000	Number of shares	£'000	Number of shares
Authorised				
Ordinary shares of 1p each	5,713	571,250,000	5,713	571,250,000
Allotted, called-up and fully paid				
At 1 January	3,326	332,637,799	3,572	357,202,799
Shares issued	238	23,874,277	–	–
Cancellation of own shares	(232)	(23,270,000)	(246)	(24,565,000)
At 31 December	3,332	333,242,076	3 326	332,637,799

Executive Share Option Scheme (ESOS)

The Group has an Executive Share Option Scheme (ESOS) that entitles key management personnel and senior employees to receive shares in the entity In accordance with these programmes, options are exercisable at the market price of the shares at the date of the grant

Two grants under the ESOS were made before 7 November 2002 The recognition and measurement principles in IFRS 2 have been applied to all grants after 7 November 2002 They have not been applied to the two grants made prior to 7 November 2002 in accordance with the transitional provisions in IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IFRS 2 "Share-based Payment"

At 31 December 2006 the following options had been granted and remained outstanding in respect of the Company's ordinary shares of 1p under the Michael Page Executive Share Option Scheme All options granted are settled by the physical delivery of shares The Group has no legal or constructive obligation to repurchase or settle the options in cash

18. Called-up share capital (continued)

Executive Share Option Scheme (ESOS)

Year of grant	Balance at 1 January 2006	Granted in year	Exercised in year	Lapsed in year	No. of shares outstanding at 31 December 2006	Base EPS	Exercise price per share	Exercise period
2001 (Note 1)	21,166,055	–	(14,045,021)	(1,568,134)	5,552,900	9 9	175p	March 2004 - March 2011
2002 (Note 2)*	2,323,750	–	(2,126,250)	–	197,500	10 6	186p	March 2005 - March 2012
2002 (Note 2)*	3,343,750	–	(2,933,750)	–	410,000	5 8	186p	March 2006 - March 2012
2003 (Note 2)*	6,120,000	–	(4 242,700)	(60 000)	1 817,300	5 8	81 5p 86 1p	April 2006 - April 2013
2004 (Note 2)	2,463,000	–	(50,000)	(239,225)	2,173,775	4 1	171p-190 3p	March 2007 - March 2014
2005 (Note 2)	2,650,000	–	(50,000)	(294,200)	2,305,800	7 5	190 75p-191 5p	March 2008 - March 2015
2006 (Note 2)	–	2,123,500	–	(100,316)	2,023,184	15 5	309 9p	March 2009 - March 2016
Total 2006	38,066,555	2,123,500	(23,447,721)	(2,261,875)	14,480,459			
Weighted average exercise price 2006 (£)	1 63	3 10	1 60	1 80	1 84			
Total 2005	39,782,159	2,770,000	(426,556)	(4,059 048)	38,066,555			
Weighted average exercise price 2005 (£)	1 61	1 91	1 32	1 69	1 63			

*These options have fully vested

3,496,366 options were exercisable at the end of 2006 at a weighted average exercise price of £1 51 (2005 £1 75)

In 2006, options were granted on 7 March with the estimated fair values of the options granted on that day of £3 10 In 2005, options were granted on 28 February The estimated fair values of the options granted on that date was £1 91

Share options are granted under service and non-market performance conditions These conditions are not taken into account in the fair value measurement at grant date There are no market conditions associated with the share option grants other than those on the initial grant in 2001

The options outstanding at 31 December 2006 have an exercise price in the range of 81 5 pence to 309 9 pence and a weighted average contractual life of 6 3 years The fair values of options granted during the year were calculated using the Black-Scholes option pricing model The inputs into the model were as follows

	Share Option Scheme		Incentive Share Scheme		Deferred Bonus Shares	
	2006	2005	2006	2005	2006	2005
Share price (£)	3 10	1 91	3 10	1 93	3 10	1 93
Average exercise price (£)	3 10	1 91	Nil	Nil	Nil	Nil
Weighted average fair value (£)	3 10	1 91	3 10	1 93	3 10	1 93
Expected volatility	35%	35%	35%	35%	35%	35%
Expected life	5 years	5 years	3 years	3 years	3 years	3 years
Risk free rate	4 75%	4 75%	4 75%	4 75%	4 75%	4 75%
Expected dividend yield	1 5%	2%	Nil	Nil	Nil	Nil

Expected volatility was determined by reference to historical volatility of the Company's share price since flotation The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations Expectations of early exercise are incorporated into the Black-Scholes option pricing model

The Group recognised total expenses of £4 5m (2005 £2 7m) related to equity-settled share-based payment transactions during the year

NOTES TO THE ACCOUNTS

18. Called-up share capital (continued)

Option plan details

Note 1 Pre flotation options

On flotation, options over 33,750,000 (9%) ordinary shares were granted to the Executive Directors and 427 employees These options are subject to the following

(a) 55 6% of an individual's option entitlement will normally only be exercisable to the extent that Earnings Per Share (EPS) targets have been satisfied over a period of 3 to 10 years None of these options will vest unless EPS has grown in line with the UK Retail Prices Index (RPI) plus an average of 5% per annum At that point one third of this portion of the options vest If EPS growth is higher than this level, vesting increases on a sliding scale basis until 100% of this portion of the options vest where EPS growth matches RPI plus an average of 10% per annum The base earnings per share is 9 9p The results for the year ended 31 December 2005 met the EPS performance conditions for 85% of the outstanding options The result for the year ended 31 December 2006 met the EPS performance conditions for the remaining 15% of the outstanding options, these will vest on 1 March 2007

(b) 44 4% of an individual's option entitlement will normally only be exercisable to the extent that share price growth targets have been satisfied over a period of at least 3 years None of these options will vest unless the Company's share price has achieved 50% growth after 3 years and not later than 5 years At that point one third of this portion of the options vest Vesting then increases progressively for further share price growth until full vesting occurs where there is 200% growth after 3 years and not later than 5 years These hurdles rise from the fifth anniversary of the date of grant at compound rates of growth of 8 45% and 24 57% respectively At 31 December 2006, the performance conditions were met for 62 4% (2005 33 7%) of the outstanding share price dependent options

Note 2 Grants post flotation

The respective base earnings per share for each grant are shown in the table on page 69 For the 2004, 2005 and 2006 grants, the performance condition is tested on the third anniversary and no retesting will occur thereafter These options were granted subject to a performance condition requiring that an option may only be exercised, in normal circumstances, if there has been an increase in base earnings per share of at least 3% per annum above the growth in the UK Retail Price Index

All future grants of options under this scheme will be subject to similar EPS performance conditions which is considered the best measure of the Group's performance and is designed to provide a direct link between the rewards for executives and the returns to shareholders, whilst at the same time ensuring that senior executives can measure the results of their efforts through the Company's share price

Other share-based payment plans

The Company also operates an Incentive Share Plan for the Executive Directors and senior employees and an Annual Bonus Plan for the Executive Directors Details of these schemes are disclosed on pages 39 and 40, and are settled by the physical delivery of shares, currently satisfied by shares held in the Employee Benefit Trust, to the extent that service and performance conditions are met

19. Reserves

Share premium

The share premium account has been established to represent the excess of the exercise share price over the nominal value of the shares on the exercise of share options

Capital redemption reserve

The capital redemption reserve relates to the cancellation of the Company's own shares The increase in the year represents the nominal value of the 23,270,000 shares cancelled during the year as shown in Note 18

Reserve for own shares

At 31 December 2006, the EBT reserve consisted of 5,552,237 (2005 5,640,715) ordinary shares held by the Employee Benefit Trust representing 1 67% of the called-up share capital with a market value of £14 7m (2005 £15 2m)

A total of 1,805,754 shares have been allocated to satisfy awards made under the Incentive Share Plan, and 575,820 deferred shares have been allocated under the Annual Bonus Plan Dividends are paid on these shares and they are included in the EPS calculation Dividend income on the remaining 3,259,141 ordinary shares has been waived, and they are excluded from the EPS calculation

Currency translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are integral to the operations of the Company

20. Cash flows from operating activities

	Group		Company	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Profit before tax	96,959	68,138	8,665	11,142
Depreciation and amortisation charges	6,445	6,162	568	-
Profit on sale of property, plant and equipment, and computer software	(48)	(183)	-	-
Profit on the sale of business (Note 22)	-	(622)	-	-
Share scheme charges	4,168	2,694	-	-
Net finance cost	408	383	891	511
Operating cashflow before changes in working capital and provisions	107,932	74,570	8,124	11 653
Increase in receivables	(42,376)	(17,907)	(318)	-
Increase in payables	13,655	9,381	21,428	29,101
Decrease in provisions	(384)	(612)	-	-
Cash generated from operations	78,827	65,432	29,234	40,754

NOTES TO THE ACCOUNTS

21. Cash and cash equivalents

	Group		Company	
				as restated
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Cash at bank and in hand	23,355	11,095	–	–
Short-term deposits	12,232	8,965	–	–
Cash and cash equivalents	35,587	20,060	–	–
Bank overdrafts	(43)	(281)	–	–
Cash and cash equivalents in the statement of cash flows	35,544	19,779	–	–
Bank loans	(39,150)	(6,700)	(39,150)	(6,700)
Net (debt)/funds	(3,606)	13,079	(39,150)	(6,700)

22. Disposal of business

In the prior year, the Group sold a French business dealing in the placement of subcontractors for £1 4m resulting in a profit on disposal of £0 6m No assets, liabilities or cash were disposed of, with the disposal comprising business contracts only and associated costs The trading and cash effects of this business during the year were not material

23. Commitments

Operating lease commitments

At 31 December 2006 the Group was committed to make the following payments in respect of non-cancellable operating leases

	Land and buildings		Other	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Leases which expire				
Within one year	1,034	2,205	284	245
Within two to five years	25,280	17,718	4,645	2,820
After five years	53,088	50,517	–	–
	79,402	70,440	4,929	3,065

The Group leases various offices under non-cancellable operating lease agreements The leases have varying terms, escalation clauses and renewal rights

The Group also leases various plant and machinery under operating lease agreements The Group is required to give a varying notice for the termination of these agreements

Capital commitments

The Group had contractual capital commitments of £0 6m as at 31 December 2006 (2005 £0 4m) relating to property, plant and equipment The Group had contractual capital commitments of £0 2m as at 31 December 2006 (2005 £nil) relating to computer software

VAT group registration

As a result of group registration for VAT purposes, the Company is contingently liable for VAT liabilities arising in other companies within the VAT group which at 31 December 2006 amounted to £6 3m (2005 £6 4m)

24. Contingent liabilities

The Company has provided guarantees to other Group undertakings amounting to £8 9m (2005 £5 0m) in the ordinary course of business It is not anticipated that any material liabilities will arise from the contingent liabilities

25. Events after the balance sheet date

Between 31 December 2006 and 16 February 2007 161,434 options were exercised, which has led to an increase of share capital of £1,614 and an increase in share premium of £299,883

26. Related party transactions

Identity of related parties

The Group has a related party relationship with its Directors and members of the Executive Committee, and subsidiaries (Note 12)

Transactions with key management personnel

Key management personnel are deemed to be the Directors and members of the Executive Committee The remuneration of Directors and members of the Executive Committee is determined by the Remuneration Committee having regard to the performance of individuals and market trends For transactions with Directors see the Remuneration Report on pages 39 to 44 Transactions with the remaining members of the Executive Committee are disclosed below

In addition to their salaries, the Group also provides non-cash benefits to members of the Executive Committee, and contributes to a post-employment defined contribution pension plan on their behalf, details of which are given in Note 1

The compensations of the members of the Executive Committee who are not Directors are detailed below

	2006 £'000	2005 £'000
Short-term employee benefits	468	85
Pension costs - defined contribution plans	33	2
Termination benefits	63	–

Relocation costs of £98,000 were incurred in the year for key management personnel Their compensation is included in employment costs (Note 4)

In addition, 50,000 options were granted under the Executive Share Option Scheme to the members of the Executive Committee during the year at an exercise price of 309 9p

The increase in emoluments in the current year represents members being on the Committee for a full year

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note Details of transactions between the parent company and subsidiary undertakings are shown below

	Dividends received		Amounts owed by related parties		Amounts owed to related parties	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000	2006 £'000	2005 £'000
	8,140	11,668	38,067	47,576	229,841	218,224

SHAREHOLDER INFORMATION AND ADVISERS

Annual General Meeting

To be held on 23 May 2007 at 12 00 noon at Victoria House, Southampton Row, London, WC1B 4JB Every shareholder is entitled to attend and vote at the meeting

Final dividend for the year ended 31 December 2006

To be paid (if approved) on 5 June 2007 to shareholders on the register on 4 May 2007

Company secretary

Kelvin Stagg

Company number

3310225

Registered office, domicile and legal form

The Company is a limited liability company incorporated and domiciled within the United Kingdom The address of its registered office is

Page House, 1 Dashwood Lang Road
Addlestone, Weybridge KT15 2QW

Tel 01932 264144
Fax 01932 264297

Auditors

Deloitte & Touche LLP
Chartered Accountants
Stonecutter Court
1 Stonecutter Street
London, EC4A 4TR

Solicitors

Herbert Smith
Exchange House
Primrose Street
London EC2A 3TR

Registrars

Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
West Yorkshire
HD8 0LA

Joint Corporate Brokers

Citigroup
33 Canada Square
Canary Wharf
London E14 5LB

Deutsche Bank
Winchester House
1 Great Winchester Street
London
EC2N 2DB

Bankers

HSBC Bank plc
West End Business Banking Centre
70 Pall Mall
London SW1Y 5GZ

Key dates

Ex-Dividend date	2 May 2007
Record date	4 May 2007
Annual General Meeting	23 May 2007
Payment of proposed final ordinary dividend	5 June 2007
Interim results announcement	20 August 2007

FIVE YEAR SUMMARY
INCOME STATEMENT

	UK GAAP		IFRS		
	2002 £'000	2003 £'000	2004 £'000	2005 £'000	2006 £'000
Turnover	383,470	372,616	433,731	523,810	649,060
Gross profit	192,648	178,485	210,641	267,581	348,817
Operating profit	32,138	21,783	38 858	66,519	97,367
Profit before tax	32,597	22,409	38,859	66,136	98,959
Profit attributable to equity holders	21,154	13,745	34,336	49,630	65,447
Basic earnings per share (pence)	5 8	3 8	9 8	14 8	19 6

The amounts disclosed for 2003 and earlier periods are stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS

ANNUAL GENERAL MEETING
Notice of Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at Victoria House, Southampton Row, London, WC1B 4JB on 23 May 2007 at 12 00 noon for the following purposes

1 To receive and approve the reports of the Directors and auditors and accounts for the year ended 31 December 2006

2 To declare a final dividend on the ordinary share capital of the Company for the year ended 31 December 2006 of 4 2p per share

3 To re-elect Charles-Henri Dumon as a director of the Company (Note 2)

4 To re-elect Sir Adrian Montague as a director of the Company (Note 2)

5 To re-elect Stephen Box as a director of the Company (Note 2)

6 To propose the following ordinary resolution

That the Directors' Remuneration Report for the year ended 31 December 2006 be received and approved

7 To re-appoint Deloitte & Touche LLP as auditors of the Company to hold office until the conclusion of the next Annual General Meeting at a remuneration to be fixed by the Directors

8 To propose the following ordinary resolution

That the Directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (as defined in Section 80 (2) of the Act) up to an aggregate nominal amount of £1,099,699 to such persons upon such conditions as the Directors may determine, such authority to expire at the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired (Note 4)

9 To propose the following special resolution

That the Directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in Section 94 of the Act) for cash pursuant to the authority conferred by resolution 8 above as if Section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to

(a) the allotment of equity securities in connection with a rights issue and so that for this purpose "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any overseas territory or requirements of any recognised regulatory authority or stock exchange in any country or any matter whatever, and

(b) the allotment (other than within the authority conferred in sub paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £166,621,

and shall expire at the conclusion of the next Annual General Meeting of the Company when the general authority under Resolution 8 shall expire, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired (Note 5)

10 To propose the following special resolution

That pursuant to the Company's Articles of Association and Section 166 of the Companies Act 1985 (the "Act"), the Company be and is hereby generally and unconditionally authorised to make market purchases of ordinary shares of 1p each in the capital of the Company provided that

(a) the maximum number of ordinary shares hereby authorised to be purchased is 33,324,208,

(b) the minimum price which may be paid for each ordinary share is 1 pence,

(c) the maximum price which may be paid for each ordinary share is in respect of an ordinary share contracted to be purchased on any day, an amount equal to 105% of the average of the mid-market quotations for an ordinary share of the company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased,

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the date of passing this resolution, unless such authority is renewed prior to such time, and

(e) the Company may conclude a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be exercised wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired (Note 6)

By order of the Board

Kelvin Stagg
Company Secretary
Page House, 1 Dashwood Lang Road
Addlestone, Weybridge KT15 2QW

Registered in England No 3310225
28 February 2007

Notes

1 Any member entitled to attend and vote at the meeting may appoint another person, whether a member or not, as his proxy to attend and on a poll, to vote instead of him A form of proxy is enclosed for this purpose and must be deposited with the Company's registrars together with any power of attorney or other authority under which it is signed, not less than 48 hours before the time appointed for the meeting Completion and return of the form of proxy will not preclude a member from attending and voting at the meeting

2 Sir Adrian Montague, Stephen Box and Charles-Henri Dumon will retire by rotation and are seeking reappointment at the Annual General Meeting Biographical information on each of the Directors is contained on pages 28 of the annual report *and accounts*

3 The register of Directors' interests required to be kept under section 325 of the Act together with copies of the Directors' service contracts will be available for inspection by members at the registered office of the Company on any weekday during normal business hours from the date of this announcement until the day of the Annual General Meeting and at the place of the meeting not less than 15 minutes before the meeting commences and after the meeting concludes

4 This authority is in respect of 33% of the issued share capital of the Company and is in accordance with the recommendations of the Association of British Insurers ("ABI") It is the Directors' intention to seek renewal of this authority annually The Directors have no present intention of exercising this authority There are currently no shares held as Treasury Shares

5 This authority is in respect of 5% of the issued share capital of the Company and is in accordance with the recommendations of the ABI It applies to both the issue of new shares and sales of shares out of treasury It is the Directors' intention to seek renewal of this authority annually The Directors have no present intention of exercising this authority

6 This authority is in respect of 10% of the issued share capital of the Company and the power given by this resolution will only be exercised if the Directors are satisfied that any purchase will increase the Earnings per Share of the Ordinary Share Capital in issue after the purchase and accordingly, that the purchase is in the interests of shareholders Shares purchased under this authority will be cancelled

7 To have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person may cast), a person must have his/her name entered on the register of members by no later than 48 hours before the time of the meeting Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote (and the number of votes they may cast) at the meeting or adjourned meeting

This page contained a map of our offices around the world

Growing entirely organically, rather than by mergers or acquisitions, we now have nearly 4,000 people in 133 offices in 23 countries worldwide.

This page contained a map of our offices around the world

2007 OCT -2 P 12:24

Company Name Michael Page International plc
Company Number 03310225
Date Resolutions Passed: 23 May 2007

The following ordinary resolution:
That the Directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (as defined in Section 80 (2) of the Act) up to an aggregate nominal amount of £1,099,699 to such persons upon such conditions as the Directors may determine, such authority to expire at the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired
Resolution passed

The following special resolution:
That the Directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in Section 94 of the Act) for cash pursuant to the authority conferred by resolution 8 above as if Section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to

(a) the allotment of equity securities in connection with a rights issue and so that for this purpose "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any overseas territory or requirements of any recognised regulatory authority or stock exchange in any country or any matter whatever, and

(b) the allotment (other than within the authority conferred in sub paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £166,621, and shall expire at the conclusion of the next Annual General Meeting of the Company when the general authority under Resolution 8 shall expire, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired
Resolution passed

The following special resolution:
That pursuant to the Company's Articles of Association and Section 166 of the Companies Act 1985 (the "Act"), the Company be and is hereby generally and unconditionally authorised to make market purchases of ordinary shares of 1p each in the capital of the Company provided that

(a) the maximum number of ordinary shares hereby authorised to be purchased is 33,324,208,
(b) the minimum price which may be paid for each ordinary share is 1 pence,
(c) the maximum price which may be paid for each ordinary share is in respect of an ordinary share contracted to be purchased on any day, an amount equal to 105% of the average of the mid-market quotations for an ordinary share of the company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased,
(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the date of passing this resolution, unless such authority is renewed prior to such time, and

THURSDAY

COMPANIES HOUSE

(e) the Company may conclude a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be exercised wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired

Resolution passed

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

£36620 CD/B9 dds

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number [illegible]5

Please do not write in the space below For Inland Revenue use only

Name of company

* insert full name of company

*MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	345,000	450,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	16/05/07	18/05/07	21/05/07
Maximum prices paid § for each share	£5·655	£5·659	£5·6527
Minimum prices paid § for each share	£5·655	£5 659	£5·6527

The aggregate amount paid by the company for the shares to which this return relates was	£ 7,323,570
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 36,620

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 04/06/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

FRIDAY

A40 08/07/2007

COMPANIES HOUSE

1. Before this form is delivered to Companies House it must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. The Inland Revenue Stamp Offices is located at

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to the Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to

For companies registered in

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX· 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX· 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

£36745
CD 6/5
[illegible]

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number
[illegible]1022[illegible]

Please do not write in the space below. For Inland Revenue use only

Name of company

* insert full name of company

*MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	550,000	250,000	500,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	22/05/07	23/05/07	24/05/07
Maximum prices paid § for each share	£5·63	£5·6705	£5·6687
Minimum prices paid § for each share	£5·63	£5·6705	£5·6687

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£7,348,475
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 36,745

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature]   Designation ‡ Director   Date 04/[illegible]

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

FRIDAY

A46   06/07/2007   533
COMPANIES HOUSE

1. Before this form is delivered to Companies House it must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid The Inland Revenue Stamp Offices is located at

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable"

NOTE. This form must be presented to the Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2 After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX. 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

26870 CD 60s

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

Please do not write in the space below. For Inland Revenue use only.

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	325,000	325,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	25/05/07	29/05/07	30/05/07
Maximum prices paid § for each share	£5·6524	£5·687	£5·6302
Minimum prices paid § for each share	£5·6524	£5·687	£5·6302

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£ 5,373,810
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 26,870

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 04/06/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

FRIDAY

A46

COMPANIES HOUSE

1. Before this form is delivered to Companies House it must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid The Inland Revenue Stamp Offices is located at

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable"

   NOTE. This form must be presented to the Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to

   For companies registered in

   England or Wales.

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX· 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

2007 OCT -2

£11,900 PO

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

*MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	Ordinary		
Number of shares purchased	430,000		
Nominal value of each share	1p		
Date(s) on which the shares were delivered to the company	19/06/07		
Maximum prices paid § for each share	£5.5347		
Minimum prices paid § for each share	£5.5347		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£2,379,921
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£11,900

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 19/6/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

SATURDAY

COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310825

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchases on 19th June 2007, 430,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 19/6/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

SATURDAY

COMPANIES HOUSE

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

£37630

169

CHWP000

Po S

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	315,000	620,000	450,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	12/06/07	13/06/07	18/06/07
Maximum prices paid § for each share	£5.3223	£5.3819	£5.5833
Minimum prices paid § for each share	£5.3223	£5.3819	£5.5833

The aggregate amount paid by the company for the shares to which this return relates was	£ 7,525,788
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 37,630

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 18/6/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

SATURDAY

COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL

gives notice that

Following the share repurchases on 12th, 13th and 18th June 2007, 1,385,000 ordinary shares of 1p were cancelled

CANCELLATION OF AUTHORISED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 18/6/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

SATURDAY

A11 14/07/2007 425
COMPANIES HOUSE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	06	2007	30	06	2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	81047		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	£1·40 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

SATURDAY

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Lloyds TSB Registrars Corporate Nominee Ltd Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary 1p	81,047
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/07/07

** A director / ~~secretary~~ / administrator / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Tel

DX number DX exchange

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchases on 22nd, 23rd and 24th May 2007, 1,300,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

MONDAY

COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchases on 16th, 18th and 21st May, 1,295,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed

Designation ‡ Director

Date 04/06/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

MONDAY

COMPANIES HOUSE

A46 06/07/2007 494
COMPANIES HOUSE

G

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchases on 25th, 29th and 30th May, 950,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 04/06/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

MONDAY

COMPANIES HOUSE

COMPANIES HOUSE

Companies House
— for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3310225

Company Name in full MICHAEL PAGE INTERNATIONAL PLC

Changes of particulars form *Complete in all cases*

Date of change of particulars — Day 27 Month 07 Year 2007

Name *Style / Title MR *Honours etc

Forename(s) CHARLES-HENRI

Surname DUMON

† Date of Birth — Day 30 Month 09 Year 1958

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address †† *(enter new address)* CHEMIN DU PORT NOIR 10

Post town 1207 GENEVA

County / Region

Postcode

Country SWITZERLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 31/07/07

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details
† Directors only
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

SABRINA FREELAND

Tel 01932-264144

DX number DX exchange

THURSDAY

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	01	2007	31	07	2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	469,679		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	£1·44 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

WEDNESDAY

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Lloyds TSB Registrars Corporate Nominee Ltd Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary 1p	Number allotted 469,679
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13/08/07

** A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Tel
DX number DX exchange

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

£23170
£05
GR

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

* insert full name of company

Name of company

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	440,021	405,946	154,033
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	23/08/07	24/08/07	28/08/07
Maximum prices paid § for each share	£4.6019	£4.6433	£4.6969
Minimum prices paid § for each share	£4.6019	£4.6433	£4.6969

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£4,633,339
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 23,170

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 29/8/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

TUESDAY
A39 11/09/2007
COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

*MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchase on 28th August 2007, 154,033 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY . Date 29/8/07.

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

Post room

TUESDAY

A39 11/09/2007 299
COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number

3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchase on 23rd August 2007, 440,021 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 29/8/07.

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

TUESDAY

A39 11/09/2007 300
COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchase on 24th August 2007, 405,946 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 29/8/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

Post room

END

TUESDAY

A39 *AKL 11/09/2007 298
COMPANIES HOUSE